UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 17, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on form 6-K contains the following items:

(a)                                 Chief Executive’s statement;

(b)                                Business review; and

(c)                                 Half-year condensed consolidated financial statements of Vodafone Group Plc.

Certain information listed above is taken from the previously published results announcement of Vodafone Group Plc for the six months ended 30 September 2017 (the ‘half-year financial report’). This report on Form 6-K does not update or restate any of the financial information set forth in the half-year financial report.

This report on Form 6-K should be read in conjunction with the Group’s annual report on Form 20-F for the year ended 31 March 2017, in particular the following sections:

•                  the information contained under “Chief Financial Officer’s review” on pages 16 and 17;

•                  the information contained under “Key performance indicators” on pages 22 to 23;

•                  the information contained under “Operating results” on pages 35 to 41;

•                  the information contained under “Financial position and resources” on pages 42 and 43;

•                  the consolidated financial statements on pages 99 to 176; and

•                  the information contained under “Prior year operating results” on pages 177 to 181;

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (“the Company”), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

Exhibit 7

•                  Computation of ratio of earnings to fixed charges

CHIEF EXECUTIVE’S STATEMENT

Financial review of the half year

On 20 March 2017 we announced an agreement to merge Vodafone India with Idea Cellular (‘Idea’) in India. As a result, Vodafone India is now excluded from Group figures, unless stated otherwise.

Financial results: Statutory performance measures

Group revenue for the first half of the year declined 4.1% to €23.1 billion, primarily due to the deconsolidation of Vodafone Netherlands following the creation of our joint-venture ‘VodafoneZiggo’, and foreign exchange movements. Operating profit rose to €2.0 billion compared to €1.5 billion in the prior year, reflecting operational leverage and the benefit of cost efficiency initiatives. Profit for the period was €1.2 billion, a substantial improvement compared to a loss of €5.0 billion in the prior half-year, which was impacted by a €5.0 billion net impairment of the Group’s operations in India.

Financial results: Non-GAAP performance measures1

Group organic service revenue grew 1.7%* (Q1: 2.2%*, Q2: 1.3%*). The slowdown in Q2 was driven by Africa, Middle East and Asia Pacific (‘AMAP’) (Q1: 7.9%*, Q2: 6.2%*) reflecting strong prior year comparatives, as well as by a lower contribution from carrier services. In Europe (Q1: 0.8%*, Q2: 0.8%*) the increased drag from roaming regulation in Q2 was offset by an improved underlying performance in mobile.

Group adjusted EBITDA was up 4.2% at €7.4 billion despite the drag from the deconsolidation of Vodafone Netherlands and adverse foreign exchange movements. Organic adjusted EBITDA grew 13.0%*, a significantly faster pace than service revenue. Excluding the negative impact of net roaming declines in Europe and the benefits in the UK from the introduction of handset financing and regulatory settlements in the period, organic adjusted EBITDA grew by 9.3%*2, with broad based EBITDA improvement in nine out of our ten largest markets. This growth reflected higher revenues and a decline in absolute operating costs on an organic basis as a result of the ‘Fit for Growth’ programme. Consequently, the Group’s adjusted EBITDA margin improved by 2.5 percentage points to 32.0%, or 2.8* percentage points on an organic basis (1.9* percentage points excluding roaming and UK handset financing/regulatory settlements).

Adjusted EBIT increased by 19.9% to €2.5 billion, with organic adjusted EBIT increasing by 51.9%*, driven by strong adjusted EBITDA growth and broadly stable depreciation and amortisation expenses.

The Group’s effective tax rate for the first half was 26.8% compared to 80.0% for the same period last year. This lower rate is primarily due to a change in the country mix of the Group’s profits, a reduction in the corporate tax rate in Italy, movements on deferred tax and a tax charge in respect of capital gains on the transfer of shares in Vodafone Kenya Limited to the Vodacom Group.

Adjusted earnings per share from continued operations increased 54.9% to 6.32 eurocents, reflecting higher adjusted operating profit and lower net financing costs.

Losses continued in India as service revenue declined 15.8%* (Q1: -13.9%*, Q2: -17.8%*) as a result of intense price competition from the new entrant and aggressive competitor responses. Adjusted EBITDA declined 39.2%*, with an 8.3 percentage point deterioration in adjusted EBITDA margin to 21.3%. The impact of lower revenues was partially offset by significant actions to lower our operating cost base, which have delivered broadly stable EBITDA margins for the past three quarters.

Liquidity and capital resources

Free cash flow (pre-spectrum) was €1.3 billion, compared to a decline of €0.1 billion in the prior year. The improvement was driven by higher organic adjusted EBITDA, lower capital creditor outflows reflecting the final payments for Project Spring in the prior year, higher dividends received from associates and joint ventures (primarily from VodafoneZiggo) and lower dividends paid to minorities (primarily in Egypt). Capital expenditure declined by 7.5% to €3.3 billion, representing 14.1% of revenues.

Free cash flow post spectrum and restructuring payments was €0.4 billion, compared to an outflow of €0.4 billion in the prior year. Spectrum payments rose to €0.75 billion, mainly driven by 2G licence renewal fees in Italy. Cash restructuring costs of €0.1 billion were broadly unchanged compared to the prior year.

Net debt at 30 September 2017 rose to €32.1 billion compared to €31.2 billion as at 31 March 2017, as free cash flow generation in the period of €0.4 billion and the €1.0 billion net proceeds from the sale of 90 million shares in Vodacom were offset by the payment of last year’s final dividend of €2.6 billion. Net debt in India was €8.0 billion at the end of the period, down from €8.7 billion at the end of the prior financial year due to the positive translation impact of closing foreign exchange rates on the debt balance of €0.9 billion and positive cash flow of €0.1 billion, partially offset by accrued interest expense of €0.3 billion.

In August the Group announced the commencement of an irrevocable and non-discretionary share buyback programme (the ‘Programme’). The sole purpose of the Programme is to reduce the issued share capital of Vodafone thereby avoiding any change in Vodafone’s issued share capital following the maturing of a mandatory convertible bond (‘MCB’) in August 2017. As of 30 September 2017, 262.4 million shares had been purchased out of the total of 729.1 million shares required at a cost of €0.5 billion. Through an accompanying option structure, the total share buyback amount will be broadly equivalent to the £1.44 billion (€1.7 billion) raised on issuing the MCB. The buyback is now largely complete and will end in November 2017.

The Board is recommending an interim dividend per share of 4.84 eurocents, up 2.1% year-on-year, consistent with the Board’s intention to grow the full year dividend per share annually.

CHIEF EXECUTIVE’S STATEMENT

Strategic review of the half year

Vodafone’s progress as a data communications leader accelerated during the first half of the financial year. We announced significant new fixed investments and strategic partnerships in Germany, the UK and Portugal; we introduced the innovative new ‘Vodafone Pass’ mobile proposition in 9 markets; we launched our new ‘V by Vodafone’ consumer Internet of Things (‘IoT’) solutions; and we repositioned the Vodafone brand with a new visual identity and strapline: ‘The future is exciting. Ready?’ This positioning underlines our belief that new technologies and digital services will play a positive role in transforming society and enhancing individual quality of life over the years ahead.

We continued to invest in network quality post Project Spring and in our Customer eXperience eXcellence (CXX) programme. We are now the leader or co-leader for voice in 18 out of 21 markets, and in 14 out of 21 markets for data. Our Net Promoter Scores improved, and we now have a lead or co-leadership position in 19 out of 21 markets for consumer, while we are the leader or co-leader in 19 out of 20 markets for Enterprise.

Our ‘growth engines’ of mobile data, fixed/convergence and Enterprise contributed to profitable total communications revenue market share gains in a majority of our European markets during the period. As a result, our organic service revenues continued to grow despite increased regulatory headwinds.

This strategic and financial progress creates a strong platform for the next phase of the Group’s strategic development as we pursue the multiple opportunities arising from the digitalisation of our industry. We have recently launched a new ‘Digital Vodafone’ programme, which aims to deliver the most engaging digital experience to our customers. Using advanced digital technologies, our ambition is to generate incremental revenues while reducing net operating costs.

At the same time, our ‘Fit for Growth’ programme delivered a net reduction in our operating costs on an organic basis for the second year in a row, supporting strong EBITDA margin expansion.

Mobile data

Including India and our joint ventures, data traffic grew 88% during the first half of the year (Europe +63%, AMAP +116%). Quarterly growth trends accelerated (Q1: 76%, Q2: 98%) led by India, where data traffic more than tripled following a sharp decline in data prices, and also in Europe as customers embraced our ‘more-for-more’ propositions.

Roaming traffic also increased sharply following the introduction of ‘Roam-like-at-home’ in June, with the number of active EU roaming customers up 24% in Q2 and average usage per roamer up 138% to 0.6GB/month. Visitor traffic from third-party customers increased at an even faster pace of 365% in Q2, supporting a 28% rise in European visitor revenues in H1. Given that our customers had already widely adopted worry-free roaming propositions, the growth of our roaming costs (onto other third-party networks) was modest. This positive contribution from visitor revenues net of third party roaming costs provided a partial offset to the loss of out of bundle roaming revenues within the European Union.

Average smartphone usage continued to grow rapidly, with customers in both Europe and AMAP using 2.1GB on average each month. In our major European markets, customers are increasingly using mobile networks rather than WiFi given the improving quality of our 4G and 4G+ networks as well as more generous data allowances; mobile’s share of data usage on smartphones increased by between three and eight percentage points compared to one year ago. We see further opportunity as 4G+ and over time 5G technologies will continue to improve mobile network performance, and mobile networks’ share of data usage on smartphones is still low at 15-28% of total usage (including WiFi), depending on the market.

In Europe we are monetising this growth in data usage through ‘more-for-more’ propositions as well as personalised offers utilising advanced data analytics. Contract ARPU is stabilising in most of our markets despite regulatory pressures and the drag from the trend towards SIM-only contracts, which now represent around 25% of our contract customer base in Germany and the UK, up around five percentage points year-on-year. In AMAP data revenues are growing strongly, supported by the relative scarcity of fixed Internet access and low data penetration.

We see additional opportunities to monetise data through the ‘Vodafone Pass’, an innovative new proposition which allows customers to buy passes that give ‘worry-free’ access to social, media and video applications without using their data allowance. These easy to understand offers, which are tailored to local market circumstances, are intended to stimulate data usage and, on average, are expected to increase ARPU. Vodafone Passes are now available in 9 markets, and take-up has been encouraging with 7.8 million active passes by the end of H1.

In November, we launched our new ‘V by Vodafone’ consumer IoT business. Our new dedicated IoT ‘V-Sim by Vodafone’ will enable consumers to connect both Vodafone branded and third party electronics products to Vodafone’s leading international IoT network. These products can be easily managed using the ‘V by Vodafone’ smartphone app, which provides customers with a single overview of all IoT-enabled products registered to their account. Customers will pay a low-cost fixed monthly subscription for each ‘V-Sim’; initial products include the V-Auto, V-Camera, V-Pet and V-Bag connected devices.

CHIEF EXECUTIVE’S STATEMENT

Fixed & Convergence

During the next five years around 50 million additional households are expected to adopt NGN broadband within Vodafone’s European footprint. We view this shift to NGN as a window of opportunity to capture substantial profitable market share. Gaining scale in fixed allows us to drive convergence across our combined fixed and mobile customer base, lowering churn. We have created Europe’s largest NGN footprint covering 99 million households, with 36 million households ‘on-net’ (including VodafoneZiggo), using a flexible and capital efficient strategy which combines build/co-build, strategic partnering, wholesale and acquisition options. This approach allows us to continually improve our fixed access position, as highlighted by several strategically important new fixed line agreements:

•        In September we announced our ‘Gigabit Investment Plan’ for Germany. We intend to invest approximately €2 billion of incremental capital expenditure on ultrafast broadband services by the end of calendar 2021. We expect this success-based plan to drive incremental growth and attractive returns, with limited impact on near-term cash generation thanks to our partnering approach. We aim to deploy fibre to around 2,000 business parks across Germany, working with partners and independently; partner with local municipalities to reach around 1 million rural consumer homes with FTTH; and upgrade our existing cable infrastructure to deliver 1Gbps speeds to 12.6 million households.

•        In October we announced a reciprocal FTTH network sharing agreement in Portugal with NOS, providing us with access to an additional 1.3 million homes and businesses on attractive commercial terms. This takes our total coverage to 4.0 million, representing 80% of households in the country.

•        In November we announced a long-term strategic partnership with CityFibre in the UK. This framework agreement will provide us with the ability to market FTTH services to up to 5.0 million UK households by 2025 at attractive commercial terms. We have identified the first 1 million households to be built across 12 towns and cities, and have committed to an initial exclusivity period in exchange for a ten-year 20% minimum volume commitment on these households.

In H1 we maintained our good commercial momentum, and we were once again Europe’s fastest growing broadband provider, adding 499,000 new broadband customers. Our NGN customer base grew by 826,000. This supported fixed service revenue growth of 4.5%* in H1.

In total, across the Group we now have 15.4 million broadband customers (18.6 million including VodafoneZiggo), of which 8.8 million take a high speed service over fibre and cable (12.0 million including VodafoneZiggo). We have 9.8 million TV customers (13.7 million including VodafoneZiggo). Our momentum in convergence also continued, with 310,000 customers added in H1, reaching a total base of 4.1 million (4.9 million including VodafoneZiggo). Overall, fixed now contributes 24.6% of Group service revenues (28.1% in Europe), up from 20.4% three years ago.

Enterprise

Services to business comprise 29.0% of our Group service revenue, and 30.6% in Europe. Our relationships with business customers are expanding from traditional mobile voice and data services to embrace total communications, IoT, Cloud & Hosting and IP-VPN provision. These new areas offer both market growth and market share opportunities for us.

Our Enterprise business continued to outperform peers with service revenue growth of 1.0%* (Q1: 1.5%*, Q2: 0.5%*), supported by our unique global network and product set, the contribution from emerging market growth and our low exposure to legacy fixed line. Excluding the impact of regulation, we grew 2.5%* (Q1: 2.5%*, Q2: 2.5%*). In Europe, service revenue declined 0.2%*, while AMAP grew 6.8%*. Growth in IoT continued (H1: 12.7%*), primarily driven by the increase in SIM connections (+36% year-on year).

‘Digital Vodafone’

The ‘Digital Vodafone’ programme develops and strengthens our existing Customer eXperience eXcellence (CXX) initiative and enables us to build upon our ‘Fit4Growth’ achievements. We aim to deliver the most engaging digital experience in the industry for our customers, blending the digital and physical assets of Vodafone to provide personal, instant and easy interactions. By using advanced data analytics to improve all commercial and technology investment decisions, while at the same time automating our operations, we also plan to generate incremental revenues and to continue to reduce net operating costs on an organic basis.

The programme builds on the introduction of a Digital eXperience Layer (DXL) for quicker and cheaper IT development, on the experience of our Data Analytics Units — now rolled out across the Group — and on the high penetration of the ‘My Vodafone’ App (now at 58% in Europe). By year-end we will have established dedicated ‘Digital Accelerator’ teams in our largest European markets, and intend to expand the programme to all markets in calendar 2018.

The cross-functional ‘Digital Accelerator’ teams will utilise the so-called ‘agile’ approach to evolve services and innovate rapidly with quick release cycles. Their objective is to transform our operations in three main areas:

CHIEF EXECUTIVE’S STATEMENT

1. Digital customer management

We intend to increase the use of data analytics to provide predictive, proactive and personalised offers to our customers, optimising the efficiency of our marketing spend, enhancing ARPU and improving our direct channel mix. MyVodafone and our digital marketing channels will over time become our main customer acquisition and management platform. We will also be able to meet any customer request through automated, digital support — for example, by using chatbots and digital agents that utilise rapidly developing artificial intelligence technologies, developed and shared on a Group-wide basis.

2. Digital technology management

We will rapidly install new ‘middleware’ on top of our legacy IT systems. This ‘Digital eXperience Layer’ will accelerate the deployment of new digital capabilities, de-coupling them from the longer and financially costly upgrade cycles for our legacy billing and other systems. In addition, real-time data analytics will enable even smarter network planning and deployment, as well as more precise ROI-based investment decisions. Together with the ongoing effort to migrate 65% of our IT applications to the cloud, we aim to achieve significant capex and opex efficiencies, allowing us to re-invest based on customers’ actual and predicted profitability.

3. Digital operations

We see substantial scope for digitalisation to accelerate the simplification and automation of standard processes, in both operational and support areas. These include IT and network operations, customer management back office functions and all other administrative activities. We have already established an automation unit in our shared service centres.

‘Fit for Growth’

Fit for Growth is our comprehensive cost efficiency programme designed to drive operating leverage and margin expansion, enabling us to invest in enhancing customer experience. We have continued to make good progress in H1, delivering an absolute reduction in our operating cost base on an organic basis for the second year in succession. Areas of significant cost savings include procurement, shared service centres, improved sales channel efficiency, standardised network design as well as zero based budgeting initiatives. Fit4Growth has greatly contributed to improving our cost structure. Across the Group, 19 out of 26 markets grew adjusted EBITDA faster than service revenue in H1, driving a 2.5 percentage point improvement in the Group’s adjusted EBITDA margin to 32.0%.

Notes:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non-GAAP performance measures. See “Use of non-GAAP financial information” on page 47 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.        Non-GAAP performance measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP financial information” on page 47 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 57 for further details.

2.        The year-over-year change in organic adjusted EBITDA excluding the impact of European roaming (defined as the increase in visitor revenues less the increase in roaming costs and the decline in out-of-bundle roaming revenues), the effect of introduction of handset financing in the UK and the benefit of regulatory settlements in the UK.

GUIDANCE

Please see page 47 for “Use of non-GAAP financial information”, page 57 for “Definition of terms” and page 59 for “Forward-looking statements”.

2018 financial year guidance1

	Adjusted EBITDA €bn	Free cash flow (pre-spectrum) €bn

Original guidance (excluding Vodafone India)	‘Organic growth of 4-8%’, (implying €14.0 – €14.5 billion at guidance exchange rates)[2]	‘Around €5 billion’

Updated guidance	‘Organic growth of around 10%, (implying €14.75-€14.95 billion at guidance exchange rates)[2]	‘To exceed €5 billion’

We now expect adjusted EBITDA to grow organically by around 10%; this implies a range of €14.75 billion to €14.95 billion at guidance exchange rates. We now expect free cash flow (pre-spectrum) to exceed €5 billion, before the impact of M&A, spectrum payments and restructuring costs.

The improvement to the outlook primarily reflects stronger than expected underlying European revenue growth and a later than anticipated commercial launch by the new entrant in Italy.

In addition, regulatory headwinds from roaming have been partially mitigated by the strong growth of visitor revenues; the benefit from the introduction of handset financing in the UK is likely to be larger than originally anticipated, reflecting an improved mix of high value contract customers; and in H1, the Group benefited from non-recurring regulatory settlements in the UK of €0.1 billion. In aggregate, these three factors are now expected to contribute approximately €0.3 billion to EBITDA in FY2018, compared to a net contribution of zero previously (as we originally expected the benefit from UK handset financing to be offset by the drag from roaming). We continue to expect the benefit from handset financing in the UK to largely reverse during the next financial year.

We expect our capital expenditure expressed as a percentage of our revenues to remain in the ‘mid-teens’, both in the current fiscal year and over the medium term, excluding capital expenditure associated with our recently announced ‘Gigabit Investment Plan’ for Germany. The Plan is expected to ramp up from FY2018/19 and anticipates incremental capital expenditure of around €2 billion over a four-year period.

Assumptions

Please note that the Group’s definition of ‘free cash flow’ has been updated and now includes spectrum payments and restructuring payments. The Group will continue to provide annual guidance on the basis of free cash flow pre-spectrum and restructuring (‘free cash flow pre-spectrum’), given that it is inappropriate to provide guidance ahead of spectrum auctions, and both spectrum and restructuring payments tend to be highly variable from year to year.

We have based guidance for the financial year ending 31 March 2018 on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of €1:ZAR 14.6, €1:£0.85, €1:TRY 4.0 and €1:EGP 19.1. Guidance excludes the impact of licence and spectrum payments, material one-off tax-related payments, restructuring payments, and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used.

Notes:

1.        Adjusted EBITDA and free cash flow (pre-spectrum) are non-GAAP performance measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The adjusted EBITDA and free cash flow (pre-spectrum) measures are forward-looking non-GAAP performance measures which at this time cannot be quantitatively reconciled to comparative GAAP financial information. See “Use of non-GAAP financial information” on page 47 for more information and reconciliations to the guidance basis.

2.        The baseline for 2017/18 adjusted EBITDA has been adjusted to exclude Vodafone Netherlands (€463 million in the first nine months of 2016/17) and approximately €200 million of FX headwinds (based on guidance FX rates). Organic adjusted EBITDA growth excludes shareholder recharges received from Vodafone Netherlands, VodafoneZiggo and Vodafone India.

FINANCIAL RESULTS

Group1, 2

					Six months ended 30 September
						Restated	Growth
	Europe	AMAP	Other[3]	Eliminations	2017	2016	Reported	Organic*
	€m	€m	€m	€m	€m	€m	%	%
Continuing operations
Mobile customer revenue	9,635	3,757	19	(3)	13,408	14,390
Mobile incoming revenue	697	342	—	(3)	1,036	1,238
Other service revenue	714	209	180	(17)	1,086	1,155
Mobile service revenue	11,046	4,308	199	(23)	15,530	16,783
Fixed service revenue	4,327	495	291	(51)	5,062	5,028
Service revenue	15,373	4,803	490	(74)	20,592	21,811	(5.6)	1.7
Other revenue	1,402	896	185	—	2,483	2,240
Revenue	16,775	5,699	675	(74)	23,075	24,051	(4.1)	3.1
Direct costs	(3,570)	(1,298)	(486)	73	(5,281)	(5,796)
Customer costs	(3,559)	(1,230)	17	—	(4,772)	(4,980)
Operating expenses	(4,063)	(1,318)	(257)	1	(5,637)	(6,185)
Adjusted EBITDA	5,583	1,853	(51)	—	7,385	7,090	4.2	13.0
Depreciation and amortisation:
Acquired intangibles					(122)	(123)
Purchased licences					(763)	(774)
Other					(4,043)	(4,143)
Adjusted EBIT					2,457	2,050	19.9	51.9
Share of adjusted results in associates and joint ventures					171	73
Adjusted operating profit/(loss)					2,628	2,123	23.8	54.7
Restructuring costs					(33)	(37)
Amortisation of acquired customer base and brand intangible assets					(543)	(515)
Other income and expense					(44)	(56)
Operating profit					2,008	1,515
Non-operating income and expense					(1)	—
Net investment income/(financing costs)					152	(123)
Income tax expense[4]					(579)	(1,114)
Profit for the financial period from continuing operations					1,580	278
Loss for the financial period from discontinuing operations					(345)	(5,281)
Profit/(loss) for the financial period					1,235	(5,003)
Attributable to:
- Owners of the parent					1,131	(5,129)
- Non-controlling interests					104	126

Notes:

*

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non-GAAP performance measures. See “Use of non-GAAP financial information” on page 47 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.

The results for the half year ended 30 September 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations for Group reporting purposes following the agreement to combine with Idea Cellular. Group revenue and service revenue include the regional results of Europe, AMAP, Other (which includes the results of partner market activities) and eliminations. Current period reflects average foreign exchange rates of €1:£0.88, €1:INR 73.25, €1:ZAR 15.01, €1:TKL 4.03 and €1: EGP 20.38.

2.

Service revenue, adjusted EBIT, adjusted EBITDA and adjusted operating profit are non-GAAP performance measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP financial information” on page 47 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 57 for further details.

3.	The “Other” segment primarily represents the results of shareholder recharges received from VodafoneZiggo and Vodafone India, partner markets and the net result of unallocated central Group costs.
4.	Refer to page 18 for further details.

FINANCIAL RESULTS

Europe

					Other			Growth
	Germany	Italy	UK	Spain	Europe	Eliminations	Europe	Reported	Organic*
	€m	€m	€m	€m	€m	€m	€m	%	%
30 September 2017
Mobile customer revenue	2,683	1,889	2,070	1,369	1,624	—	9,635
Mobile incoming revenue	106	172	152	83	197	(13)	697
Other service revenue	257	127	155	106	138	(69)	714
Mobile service revenue	3,046	2,188	2,377	1,558	1,959	(82)	11,046
Fixed service revenue	2,016	485	697	768	365	(4)	4,327
Service revenue	5,062	2,673	3,074	2,326	2,324	(86)	15,373	(5.8)	0.8
Other revenue	215	434	441	186	128	(2)	1,402
Revenue	5,277	3,107	3,515	2,512	2,452	(88)	16,775	(4.4)	2.5
Direct costs	(969)	(607)	(736)	(683)	(663)	88	(3,570)
Customer costs	(1,102)	(661)	(889)	(502)	(405)	—	(3,559)
Operating expenses	(1,277)	(639)	(960)	(576)	(611)	—	(4,063)
Adjusted EBITDA	1,929	1,200	930	751	773	—	5,583	5.4	13.0

Adjusted EBITDA margin	36.6%	38.6%	26.5%	29.9%	31.5%		33.3%

30 September 2016 restated
Mobile customer revenue	2,652	1,869	2,299	1,360	2,284	—	10,464
Mobile incoming revenue	143	181	174	80	252	(14)	816
Other service revenue	260	141	161	114	177	(81)	772
Mobile service revenue	3,055	2,191	2,634	1,554	2,713	(95)	12,052
Fixed service revenue	1,954	428	767	719	404	(5)	4,267
Service revenue	5,009	2,619	3,401	2,273	3,117	(100)	16,319
Other revenue	256	387	174	223	187	(3)	1,224
Revenue	5,265	3,006	3,575	2,496	3,304	(103)	17,543
Direct costs	(1,050)	(627)	(888)	(636)	(799)	102	(3,898)
Customer costs	(1,132)	(598)	(912)	(563)	(599)	1	(3,803)
Operating expenses	(1,295)	(677)	(1,101)	(605)	(866)	—	(4,544)
Adjusted EBITDA	1,788	1,104	674	692	1,040	—	5,298

Adjusted EBITDA margin	34.0%	36.7%	18.9%	27.7%	31.5%		30.2%
Change at constant exchange rates (%)
Mobile customer revenue	1.2	1.0	(3.3)	0.7	(29.2)
Mobile incoming revenue	(25.5)	(4.6)	(6.3)	3.2	(22.5)
Other service revenue	(2.0)	(10.1)	2.8	(6.7)	(21.4)
Mobile service revenue	(0.3)	(0.1)	(3.1)	0.3	(28.0)
Fixed service revenue	3.2	13.4	(2.3)	6.8	(9.8)
Service revenue	1.0	2.1	(2.9)	2.3	(25.7)
Other revenue	(15.7)	12.2	171.0	(16.6)	(32.5)
Revenue	0.2	3.4	5.6	0.6	(26.1)
Direct costs	(7.7)	(3.0)	(11.1)	7.3	(17.5)
Customer costs	(2.7)	10.5	4.6	(10.7)	(32.6)
Operating expenses	(1.4)	(5.7)	(6.3)	(4.9)	(29.5)
Adjusted EBITDA	7.9	8.7	48.2	8.6	(26.1)

Adjusted EBITDA margin (pps)	2.6	1.9	7.6	2.2	0.0

FINANCIAL RESULTS

Revenue decreased by 4.4%. Foreign exchange movements contributed a 1.3 percentage point negative impact, and the deconsolidation of Vodafone Netherlands contributed a 5.6 percentage point negative impact. On an organic basis, service revenue increased by 0.8%*, driven by customer growth in mobile and fixed and stabilising contract ARPU across all of our major markets despite increased regulatory headwinds following the implementation of the EU’s ‘Roam Like At Home’ policy in June. The drag from roaming was lower than originally anticipated given strong growth of visitor revenues in Q2. Excluding regulation (the impact of EU roaming and MTR cuts), service revenue growth was 1.9%* (Q1: 1.7%*, Q2: 2.1%*).

Adjusted EBITDA increased 5.4%, including a 6.8 percentage point negative impact from the deconsolidation of Vodafone Netherlands, and a 0.8 percentage point negative impact from foreign exchange movements. On an organic basis, adjusted EBITDA increased 13.0%*, supported by the introduction of handset financing in the UK and regulatory settlements in the UK. Excluding these items, as well as the net impact of roaming, EBITDA grew 8.2%* reflecting operating leverage and tight cost control through our ‘Fit for Growth’ programme.

		Other activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%

Europe revenue	(4.4)	5.6	1.3	2.5

Service revenue
Germany	1.1	0.1	(0.1)	1.1
Italy	2.1	0.2	—	2.3
UK	(9.6)	0.1	6.7	(2.8)
Spain	2.3	0.5	—	2.8
Other Europe	(25.4)	28.4	(0.3)	2.7
Europe service revenue	(5.8)	5.3	1.3	0.8

Adjusted EBITDA
Germany	7.9	(0.2)	—	7.7
Italy	8.7	0.1	—	8.8
UK	38.0	(1.6)	10.2	46.6
Spain	8.5	1.0	0.1	9.6
Other Europe	(25.7)	32.6	(0.4)	6.5
Europe adjusted EBITDA	5.4	6.8	0.8	13.0

Note:

*         All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non -GAAP performance measures. See “Use of non-GAAP financial information” on page 47 for further details and reconciliations to the respective closest equivalent GAAP measure.

Germany

Service revenue grew 1.1%* (Q1: 0.6%*, Q2: 1.6%*), or 2.5%* (Q1: 2.0%*, Q2: 3.0%*) excluding the impact of regulation. The acceleration in Q2 reflects improved mobile contract customer base growth, which more than offset the drag from roaming.

Mobile service revenue declined 0.2%* (Q1: -1.1%*, Q2: 0.7%*) as a higher customer base was offset by regulatory headwinds and lower wholesale revenue. Excluding regulation, mobile service revenue grew 1.9%* (Q1: 1.0%*, Q2: 2.8%*) driven by a higher contract customer base. Contract customer additions grew 301,000 in the first half of the year (+273,000 year-on-year) driven by the seasonal success of our new GigaCube fixed-wireless proposition, higher activity in direct channels and lower consumer churn. In Enterprise the market remained competitive, however ARPU declines continued to moderate. We now have 4G population coverage of 91% with the ability to offer 500Mbps in 20 cities, and we are currently piloting 1Gbps services in 2 cities.

Fixed service revenue grew 3.2%* (Q1: 3.4%*, Q2: 3.0%*) driven by good customer growth, with 194,000 broadband customers added during H1, of which 136,000 were on cable with the rest on DSL. Our TV base remained stable at 7.7 million. Supported by our GigaKombi propositions, we added 110,000 converged customers to reach a total converged consumer customer base of 0.5 million.

In September we announced our ‘Gigabit Investment Plan’ with approximately €2 billion of incremental capital expenditure on ultrafast broadband services by the end of calendar year 2021. We expect this success-based plan to drive incremental growth and attractive returns as we deploy fibre to Enterprises in up to 2,000 business parks across Germany, partner with local municipalities to reach around 1 million rural consumer homes with fibre, and upgrade our existing cable infrastructure to deliver 1Gbps speeds to 12.6 million households.

Adjusted EBITDA grew 7.7%*, driven by service revenue growth and strong cost control. As a result, our adjusted EBITDA margin improved by 2.6 percentage points to 36.6%.

FINANCIAL RESULTS

Italy

Service revenue grew by 2.3%* (Q1: 3.2%*, Q2: 1.5%*). This performance was supported by higher mobile and fixed ARPU and strong fixed customer base growth. In Q2, the impact of EU roaming declines was partially offset by increased visitor revenues.

Mobile service revenue grew 0.1%* (Q1: 0.9%*, Q2: -0.7%). The prepaid pricing environment remained highly competitive during the first half of the year, particularly in promotional below-the-line offers. As a result, total market mobile number portability (‘MNP’) volumes grew 26% year-on-year. Despite these pressures, the decline in our prepaid customer base was mitigated by our advanced data analytics capability, which delivers personalised offers to customers, and by our market leading mobile network quality with 4G population coverage now at 98%.

Fixed service revenue was up 13.4%* (Q1: 14.4%*, Q2: 12.3%*) driven by continued strong customer base growth and higher ARPU. We added 112,000 broadband households in H1, and in total our broadband customer base is now 2.3 million. At the end of the period we reached 5.2 million marketable households through our owned NGN footprint and our strategic partnership with Open Fiber. In October, we launched our new converged proposition ‘Vodafone One’, providing customers with a single fibre and 4.5G offer that can be enriched with market-leading entertainment via Vodafone TV as well as exclusive advantages for family members. We have 583,000 converged consumer households.

Adjusted EBITDA grew 8.8%*, with a 1.9 percentage point improvement in adjusted EBITDA margin to 38.6%. This was driven by a strong revenue performance and continued tight cost control.

UK

Service revenue declined 2.8%* (Q1: -2.7%*, Q2: -3.0%*). Excluding the impact of regulation and handset financing, service revenue growth almost stabilised in H1 and returned to growth in Q2 (Q1: -1.2%*, Q2: 0.6%*), supported by higher ARPU in consumer mobile together with a lower decline in Enterprise fixed and carrier services. NPS has fully recovered from the billing system challenges experienced in the prior financial year, reflecting ongoing improvements in customer care and network quality, and we regained our market leading NPS position in Enterprise.

Mobile service revenue declined 3.0%* (Q1: -2.3%*, Q2: -3.7%*), but grew by 0.3%* (Q1: -0.4%*, Q2: 1.0%*) excluding the impact of regulation and handset financing. This underlying improvement in quarterly trends was supported by the launch of our new segment led propositions, RPI-linked consumer price increases and a better inflow mix of higher-value customers. Enterprise continued to decline in a competitive market environment. Total contract customers declined 5,000 in H1, impacted by our strategic decision to phase out our low-end mobile brand Talkmobile. Excluding this effect our contract base grew by 59,000. In August, we launched a new sub-brand ‘VOXI’, targeting the youth segment with a proposition focused on worry-free social media usage. Our network performance continued to improve and is at an all-time high with 4G population coverage of 97%, supported by our decision to deploy our own active radio network equipment in London.

Fixed service revenue declined 2.3%* (Q1: -3.9%*, Q2: -0.6%*), reflecting competitive pricing pressure and a lower customer base in Enterprise. The lower pace of decline in Q2 was supported by our best ever quarter of consumer broadband net adds (35,000 households). In total we now serve 278,000 customers.

In November, we announced a long-term strategic partnership agreement with CityFibre. This wholesale agreement will provide us with the ability to market FTTH services to up to 5.0 million UK households by 2025, at attractive commercial terms. We have identified the first 1.0 million households to be built across 12 towns and cities, and have committed to an initial exclusivity period in exchange for a ten-year 20% minimum volume commitment for these households.

Adjusted EBITDA grew by 46.6%*, and the adjusted EBITDA margin was 26.5%. Excluding the impact of handset financing and regulatory settlements in the period, and the reallocation of central costs, adjusted EBITDA declined by 1.9%* as out-of-bundle roaming declines offset the benefit of lower operating costs delivered through our Fit for Growth cost programme.

FINANCIAL RESULTS

Spain

Service revenue grew by 2.8%* (Q1: 1.6%*, Q2: 3.9%*). This growth was driven by our ‘more-for-more’ tariff refresh in April and a higher customer base across both mobile and fixed. The acceleration in Q2 reflects the end of the drag from handset financing (excluding handset financing, Q1 grew 3.0%*), together with the benefit of a full quarter following our tariff changes, and strong visitor revenues over the summer.

We maintained our good commercial momentum, adding 94,000 mobile contract customers and 57,000 fixed broadband customers despite changes to our tariff plans and increased price competition in the value segment of the market. Our TV customer base grew at a slower pace, up 23,000, reflecting a delay during Q1 in our ability to offer TV to new households in our wholesale footprint following a new agreement with the incumbent, as well as a greater focus on premium packages.

Vodafone One, our fully integrated fixed, mobile and TV service, reached 2.5 million households at the end of the period, up 459,000 year-on-year. In May we launched a basic convergent proposition through our secondary brand Lowi, which is focused on the value segment. Consumer converged revenues grew by 17.0% in H1 and now represent 58% of total consumer revenue.

Our market leading 4G population coverage reached 94% at the end of the period. Following our commercial wholesale agreement with Telefonica in March to access its fibre network in both regulated and deregulated areas, our NGN footprint increased to 19.5 million households, of which 10.3 million are on-net.

Adjusted EBITDA growth was strong at 9.6%*, with a 2.2 percentage point improvement in adjusted EBITDA margin to 29.9%. This was driven by service revenue growth and lower commercial and operating costs; these more than offset higher content and wholesale fixed access costs.

Other Europe

Service revenue grew 2.7%* (Q1: 2.7%*, Q2: 2.8%*) with all of the larger markets growing in the first half of the year (after excluding the MTR impact in Ireland), supported by strong visitor revenue growth in southern Europe. Adjusted organic EBITDA grew 6.5%* and adjusted EBITDA margin remained stable at 31.5%, reflecting continued good cost control.

In Ireland service revenue declined 2.7%*, but grew 2.0%* excluding the impact of regulation, supported by fixed customer growth. Portugal service revenue grew 5.7%* driven by a return to growth in mobile, and continued strong customer growth in fixed. In October, we announced a reciprocal network sharing agreement with NOS, providing us with access to an additional 1.3 million homes and businesses on attractive commercial terms. This will take our total coverage to 4.0 million, representing 80% of households in the country. In Greece, service revenue grew by 3.9%*, driven by ARPU growth in consumer mobile following ‘more-for-more’ tariff changes made in the first half.

VodafoneZiggo Joint Venture

The joint venture between Vodafone Netherlands and Ziggo (VodafoneZiggo, in which Vodafone owns a 50% stake) was formed on 31 December 2016.

VodafoneZiggo, which reports quarterly for credit investors on a US GAAP basis, reported a decline in revenue of 4.3% (Q1: -3.4%, Q2: -5.2%), or a 2.7% decline (Q1: -2.8%, Q2: -2.7%) excluding the impact of regulation. This reflected continued intense price competition in mobile, particularly in the SoHo segment, partially offset by a return to growth in fixed in Q2 driven by improved RGU additions and ARPU. Mobile service revenue declined 11.7% (Q1: -9.3%, Q2: -14.0%), equivalent to a 7.6% decline (Q1: -7.7%, Q2: -7.6%) excluding the impact of regulation, and fixed grew 0.2% (Q1: -0.1%, Q2: 0.5%).

Our new converged offers are helping to drive higher consumer mobile sales, with net contract additions in H1 of 25,000 excluding the impact of discontinued non-revenue generating secondary SIMs as part of the migration of former Ziggo mobile subscribers to Vodafone. In fixed, we added 29,000 net broadband RGUs in H1 driven by our converged offers and the Ziggo Power Promise campaign. Our momentum in convergence continues. 780,000 households are now converged, with these households using a total of 1.2 million mobile SIMs. 24% of the VodafoneZiggo broadband base and 58% of Vodafone branded consumer customers are now enjoying the benefits of converged offers.

VodafoneZiggo reported an adjusted EBITDA decline of 2.4% in H1, as lower revenues were partly offset by lower equipment expenses, as a result of new consumer credit regulations which increased the proportion of SIM-only sales during the period.

Since the start of the calendar year, Vodafone has received €221 million in dividends from the joint venture and €42 million in interest payments on the €1 billion shareholder loan. During the current financial year, Vodafone has received €145 million in dividends and €28 million in interest payments. Following an upgrade to VodafoneZiggo’s 2017 financial outlook, we now expect to receive total cash returns (including dividends, interest payments and shareholder loan repayments) of at least €375 million (previously ‘at least €250 million’) during the 2017 calendar year.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific

					Growth
	Vodacom	Other AMAP	Eliminations	AMAP	Reported	Organic*
	€m	€m	€m	€m	%	%
30 September 2017
Mobile customer revenue	1,996	1,761	—	3,757
Mobile incoming revenue	80	262	—	342
Other service revenue	121	88	—	209
Mobile service revenue	2,197	2,111	—	4,308
Fixed service revenue	113	382	—	495
Service revenue	2,310	2,493	—	4,803	(3.8)	7.0
Other revenue	489	407	—	896
Revenue	2,799	2,900	—	5,699	(3.2)	7.1
Direct costs	(361)	(937)	—	(1,298)
Customer costs	(737)	(493)	—	(1,230)
Operating expenses	(638)	(680)	—	(1,318)
Adjusted EBITDA	1,063	790	—	1,853	(2.1)	8.5

30 September 2016 restated
Mobile customer revenue	1,805	2,117	—	3,922
Mobile incoming revenue	100	322	—	422
Other service revenue	99	79	—	178
Mobile service revenue	2,004	2,518	—	4,522
Fixed service revenue	80	389	—	469
Service revenue	2,084	2,907	—	4,991
Other revenue	380	515	—	895
Revenue	2,464	3,422	—	5,886
Direct costs	(321)	(1,084)	—	(1,405)
Customer costs	(600)	(586)	—	(1,186)
Operating expenses	(591)	(812)	—	(1,403)
Adjusted EBITDA	952	940	—	1,892
Adjusted EBITDA margin	38.6%	27.5%		32.1%

Change at constant exchange rates (%)
Mobile customer revenue	4.2	8.9
Mobile incoming revenue	(23.1)	11.7
Other service revenue	13.4	41.4
Mobile service revenue	3.3	10.3
Other service revenue	36.1	5.1
Service revenue	4.5	9.4
Other revenue	19.3	(4.2)
Revenue	6.8	7.3
Direct costs	8.7	8.1
Customer costs	13.2	1.1
Operating expenses	3.1	3.4
Adjusted EBITDA	4.4	14.4
Adjusted EBITDA margin (pps)	(0.9)	1.7

FINANCIAL RESULTS

Revenue decreased 3.2%, with strong organic growth offset by a 10.3 percentage point adverse impact from foreign exchange movements, particularly with regards to the Turkish lira and Egyptian pound. On an organic basis service revenue was up 7.0%* driven by strong commercial momentum in South Africa, Turkey and Egypt.

Adjusted EBITDA decreased 2.1%, including a 10.6 percentage point adverse impact from foreign exchange movements. On an organic basis, adjusted EBITDA grew 8.5%*, driven by service revenue growth and a continued focus on cost control and efficiencies to offset inflationary pressures.

		Other activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%
AMAP revenue	(3.2)	—	10.3	7.1
Service revenue
Vodacom	10.8	—	(6.3)	4.5
Other AMAP	(14.2)	0.1	23.6	9.5
AMAP service revenue	(3.8)	—	10.8	7.0
Adjusted EBITDA
Vodacom	11.7	—	(7.3)	4.4
Other AMAP	(16.0)	0.1	30.4	14.5
AMAP adjusted EBITDA	(2.1)	—	10.6	8.5

Note:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non-GAAP performance measures. See “Use of non-GAAP financial information” on page 47 for further details and reconciliations to the respective closest equivalent GAAP measure.

Vodacom

Vodacom Group service revenue grew 4.5%* (Q1: 5.6%*, Q2: 3.4%*), supported by strong customer additions and growth in data and enterprise services in South Africa, and improved growth in Vodacom’s International operations as we lapped the impact from the change in customer registration requirements in the prior year. The slowdown in Q2 reflects a stronger comparator from the prior year in South Africa and the impact of larger data bundles, combined with a decline in DRC revenues.

In South Africa, service revenue grew 4.8%* (Q1: 5.6%*, Q2: 3.9%*). This was supported by continued strong customer growth resulting from our effective segmentation and bundle strategy. We added 4.1 million prepaid customers in the first half to 45.7 million, up 13.7% year-on-year. Data revenue growth remained strong at 15.0%*. This growth was supported by an increased number of data users (up 9.6% to 19.9 million), greater average usage per customer (smart device usage up 19.5% to 776Mb per month), and higher data bundle sales (up 56% year-on-year to 347 million). In Q2 data revenue growth slowed, reflecting a strong comparative quarter and the impact of promotional initiatives to drive data take-up, including larger data bundles. Effective from 1 October, out-of-bundle data rates were reduced in order to further improve customer experience. We expect this to stimulate higher data take-up and usage over time. Voice revenue declined 4.8%*, broadly in line with prior quarters, reflecting the success of our personalised voice bundle strategy through our ‘Just 4 You’ platform. Our market leading network has now reached 77% 4G population coverage.

Vodacom’s International operations outside of South Africa, which represent 22.3% of Vodacom Group service revenue, grew 6.0%* (Q1: 7.9%*, Q2: 4.1%*). This growth was supported by a better performance in Tanzania, and sustained growth in Mozambique and Lesotho. In the DRC, economic weakness and the devaluation of the Congolese Franc has impacted consumer spending, resulting in a weaker performance.

Vodacom Group adjusted EBITDA grew by 4.4%*, and adjusted EBITDA margin declined by 0.6 points to 38.0%. This reflected a greater contribution from low margin equipment sales, a new roaming agreement with WBS in South Africa, and earlier phasing of publicity costs for our global brand refresh. This was partially offset by continued cost discipline.

In May 2017, we announced that Vodafone Group would exchange a 35% indirect interest in Safaricom for 233.5 million new ordinary Vodacom shares, enabling us to streamline and simplify the management of our sub-Saharan African holdings. The transaction completed in August. Following a placing of Vodacom ordinary shares by Vodafone Group in September, in which 5.2% of Vodacom’s share capital was sold for €955 million, Vodafone Group now indirectly owns a 64.5% stake in Vodacom. Safaricom achieved local currency service revenue growth of 12.0% during H1, driven by the expansion of their customer base and strong growth in data and M-Pesa revenue. Local currency adjusted EBITDA at Safaricom grew by 6.9%, impacted by a one-off adjustment in the prior year.

FINANCIAL RESULTS

Other AMAP

Service revenue grew by 9.5%* (Q1: 10.0%*, Q2: 8.9%*), with strong local currency growth in Turkey and Egypt. The slowdown in quarterly trends reflects tougher prior year comparisons and the impact of a network outage in Qatar during Q2. Organic adjusted EBITDA grew 14.5%* and adjusted EBITDA margin improved by 0.3 percentage points to 27.2%, driven by good cost control.

In Turkey, service revenue grew 14.3%* (Q1: 13.9%*, Q2: 14.7%*) supported by good growth in consumer contract and strong visitor revenue in Q2. Organic adjusted EBITDA grew 20.4%* and adjusted EBITDA margin improved by 2.0 percentage points to 22.8%, driven by revenue growth and improved cost control.

Egypt service revenue grew by 22.8%* (Q1: 24.6%*, Q2: 21.0%*), as rising data penetration drove higher ARPU and we maintained good customer base growth. Organic adjusted EBITDA grew 23.0%* and adjusted EBITDA margin improved by 0.4 percentage points to 45.1% as revenue growth and cost discipline more than offset high inflationary pressures.

In New Zealand, service revenue grew 0.3%* (Q1: -0.3%*, Q2: 0.9%*), with growth in mobile partially offset by pressure in fixed. We intend to explore a potential IPO of Vodafone New Zealand during calendar 2018.

Associates and joint ventures

Vodafone Hutchison Australia (‘VHA’) continued to perform solidly in a competitive environment, with local currency service revenue growth of 2.5% during the first half of the year. This was driven by growth in our mobile contract customer base. Local currency adjusted EBITDA excluding changes in pricing structure for new mobile phone plans grew 8.4%, supported by revenue growth and strong commercial cost discipline.

Our stake in Indus Towers, the Indian towers company in which Vodafone has a 42% interest, is excluded from the perimeter of the merger of Vodafone India and Idea. Indus Towers achieved local currency revenue growth of 11.5% and adjusted EBITDA growth of 11.6% during the first half of the year. Indus owned 123,075 towers as at 30 September 2017, with a tenancy ratio of 2.45. During the period, Indus Towers paid dividends of €141 million to the Group. We continue to explore potential monetisation options for our own and Idea’s interests in this asset.

FINANCIAL RESULTS

India1

On 20 March 2017, Vodafone announced an agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular. The combined company will be jointly controlled by Vodafone and the Aditya Birla Group. Vodafone India has been classified as discontinued operations for Group reporting purposes. From an operational perspective, the Group remains highly focused on the management of the business and committed to its success, both prior to the completion of the merger and thereafter. The results of Vodafone India are detailed below.

	Six months ended 30 September		Growth
	2017	2016	Reported	Organic*
	€m	€m	%	%
Mobile customer revenue	1,914	2,433
Mobile incoming revenue	435	328
Other service revenue	88	105
Mobile service revenue	2,437	2,866
Fixed service revenue	164	139
Service revenue	2,601	3,005	(13.4)	(15.8)
Other revenue	9	10
Revenue	2,610	3,015	(13.4)	(15.8)
Direct costs	(758)	(836)
Customer costs	(142)	(148)
Operating expenses	(1,153)	(1,139)
Adjusted EBITDA	557	892	(37.6)	(39.2)
Depreciation and amortisation:
Acquired intangibles	—	(37)
Purchased licences	—	(210)
Other	(13)	(422)
Impairment loss[2]	—	(6,375)
Other	(54)	(65)
Operating profit/(loss)	490	(6,217)
Adjusted EBITDA margin	21.3%	29.6%
Capital additions	394	447
Closing net debt[3]	(8,022)	(4,736)

Notes:

*           All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non-GAAP performance measures. See “Use of non-GAAP financial information” on page 47 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.     In accordance with IFRS, the results of Vodafone India were classified as discontinued operations with effect from 20 March 2017, after which depreciation and amortisation of assets ceased.

2.     Half year ended 30 September 2016 includes a gross impairment charge €6,375 million recorded in respect of the Group’s investment in India, which together with the recognition of an associated €1,375 million deferred tax asset, led to an overall €5.0 billion reduction in the carrying value of Vodafone India.

3.     Closing net debt at 30 September 2016 comprised €2,784 million of external net debt and €1,952 million of internal financing.

Service revenue declined 15.8%* (Q1: -13.9%*, Q2: -17.8%*) as a result of intense price competition from the new entrant and aggressive incumbent responses. Competitive intensity in the market continued to rise throughout the period, with the extension of data validity periods on prepaid top-ups as well as price reductions in the postpaid segment. As a result, ARPU fell sharply, while our customer base declined in Q2 as customers consolidated their usage with a single operator. However, we continued to retain our mid and high value customers, while our focused investment strategy ensured that our revenue market share continued to rise in our leadership circles during Q1. The sequential deterioration in Q2 revenue trends following a period of stability in Q1 reflects intensified price competition, seasonal weakness as a result of the monsoon, and the impact of the new ‘Goods and Services Tax’ (‘GST’), which increased the tax burden on our gross revenues to 18% (previously 15%).

Starting from 1 October 2017, the regulator lowered mobile termination rates from 14 paise to 6 paise per minute; this is expected to weigh on our revenues in H2. There are however signs of positive developments in the Indian market, with consolidation of smaller operators and recent price increases from the new entrant.

Our active data customer base remained stable at 68 million, with strong growth in 4G customers (up 11.9 million to 14.1 million at the end of the period) offsetting the decline in 2G. Our total customer base as at the end of H1 was 207 million. Prepaid ARPU declined by 23% in H1, as the benefit of customers’ consolidating their spend on a single-SIM post the introduction of unlimited calling plans was offset by the trend in the market towards longer validity periods of up to three months in promotional offers. Postpaid ARPU declined by 16%, dragged lower by the significant price declines in the prepaid segment.

FINANCIAL RESULTS

Adjusted EBITDA declined 39.2%*, with an 8.3 percentage point deterioration in adjusted EBITDA margin to 21.3%. This reflected lower revenues, partially offset by significant cost actions. These cost initiatives included active network site sharing, the renegotiation of tower maintenance contracts and the closure of sites with low utilisation. Adjusted EBITDA margins have remained broadly stable for the past three quarters, despite significant revenue pressures.

Net debt in India was €8.0 billion at the end of the period (including €6.7 billion of spectrum-related debt), down from €8.7 billion at the end of the prior financial year due to the positive translation impact of closing foreign exchange rates on the debt balance of €0.9 billion and positive cash flow of €0.1 billion, partially offset by accrued interest expense of €0.3 billion.

The merger of Vodafone India and Idea Cellular has received clearance from the Competition Commission and the Securities and Exchange Board of India (SEBI); further approvals are required from the National Company Law Tribunal and the Department of Telecommunications.

On 13 November 2017, the Group announced the sale of Vodafone India’s and Idea’s standalone towers to American Tower for INR78.5 billion (€1.0 billion), with the proceeds intended to reduce debt at the combined company. This transaction is subject to regulatory approvals and is expected to close in the first half of calendar 2018.

The Group continues to explore potential monetisation options for our own and Idea’s interests in Indus Towers.

Group results

Revenue

Group revenue decreased 4.1% to €23.1 billion and service revenue decreased 5.6% to €20.6 billion.

Operating profit

The Group’s operating profit rose to €2.0 billion, compared to an operating profit of €1.5 billion in the prior period, primarily reflecting higher adjusted EBIT.

Group adjusted EBITDA increased 4.2% to €7.4 billion, with organic growth in Europe and AMAP partly offset by foreign exchange movements and the deconsolidation of Vodafone Netherlands. The Group’s adjusted EBITDA margin improved by 2.5 percentage points to 32.0%. On an organic basis, adjusted EBITDA rose 13.0%* and the Group’s adjusted EBITDA margin increased by 2.8* percentage points driven by organic margin improvements in both Europe and AMAP.

Adjusted EBIT increased by 19.9% to €2.5 billion as a result of strong adjusted EBITDA growth and broadly stable organic depreciation and amortisation expenses. On an organic basis, adjusted EBIT increased by 51.9%* for the period.

The Group’s share of associates and joint ventures was €0.2 billion, up from €0.1 billion in the prior period due to higher contributions from Indus Towers and Australia. Amortisation charges for acquired customer bases and brand intangible assets were €0.5 billion, largely unchanged compared to the prior period. Restructuring costs and other income and expense were minimal during the period.

Net investment income/(net financing costs)

	Six months ended 30 September
		Restated
	2017	2016
	€m	€m
Investment income	333	552
Financing costs	(181)	(675)
Net investment income/(net financing costs)	152	(123)
Analysed as:
Net financing costs before interest on settlement of tax issues	(312)	(355)
Interest expense arising on settlement of outstanding tax issues	(33)	(31)
	(345)	(386)
Mark to market gains	195	24
Foreign exchange[1]	302	239
	152	(123)

Note:

1.     Primarily comprises foreign exchange rate differences reflected in the income statement in relation to certain sterling and US dollar balances.

Net financing costs decreased by €275 million primarily driven by an increase in mark to market gains (including economic hedges of the mandatory convertible bond) and favourable foreign exchange rate movements. Net financing costs before interest on settlement of tax issues remained stable, reflecting consistent average net debt balances and weighted average borrowing costs for both periods.

FINANCIAL RESULTS

Taxation

The Group’s effective tax rate for its controlled businesses for the six months ended 30 September 2017 was 26.8% compared to 80.0% for the same period during the last financial year.

The lower rate in the current year is primarily due to a change in the country mix of the Group’s profits, a reduction in the corporate tax rate in Italy, deferred tax on the use of Luxembourg losses of €168 million (2016: €230 million, additional deferred tax recognition of €159 million in Luxembourg (2016: €nil), reflecting additional losses expected to be utilised, and a tax charge in respect of capital gains on the transfer of shares in Vodafone Kenya Limited to the Vodacom Group of €110m (2016: €nil). The prior year also included a decrease in the deferred tax asset of €588 million arising from a revaluation of investments based upon the local GAAP financial statements and tax returns, partially offset by a reduction in the deferred tax asset as a result of lower interest rates. These items change the total losses we have available for future use against our profits in Luxembourg and do not affect the amount of tax we pay in other countries.

Adjusted earnings per share

Adjusted earnings per share, which excludes the results of Vodafone India which are now included in discontinued operations, were 6.32 eurocents, an increase of 54.9% year-on-year, as higher adjusted operating profit and lower net financing costs more than offset the increase in income tax expense.

Basic earnings per share were 4.03 eurocents, compared to a loss per share of 18.38 eurocents for the period ended 30 September 2016, with the increase largely due to the prior period including a non-cash impairment charge of €5.0 billion, net of tax, recognised in discontinued operations in respect of the Group’s investment in India.

	Six months ended 30 September
		Restated
	2017	2016
	€m	€m
Profit/(loss) attributable to owners of the parent	1,131	(5,129)
Adjustments:
Amortisation of acquired customer base and brand intangible assets	543	515
Restructuring costs	33	37
Other income and expense	44	56
Non-operating income and expense	1	—
Investment income and financing costs	(407)	(328)
	214	280
Taxation[1]	90	714
India[2]	345	5,281
Non-controlling interests	(7)	(8)
Adjusted profit attributable to owners of the parent[3]	1,773	1,138

	Million	Million
Weighted average number of shares outstanding — basic[4]	28,067	27,912
Earnings per share

	eurocents		eurocents
Basic earnings/(loss) per share	4.03	c	(18.38	)c
Adjusted earnings per share[3]	6.32	c	4.08	c

Notes:

1.     Half year ended 30 September 2017 includes a tax charge of €110m relating to a tax charge in respect of capital gains on the transfer of shares in Vodafone Kenya Limited to the Vodacom Group. Half year ended 30 September 2016 includes a reduction in the deferred tax asset of €588 million arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements and tax returns, partially offset by a reduction in the deferred tax asset as a result of lower interest rates.

2.     India is classified as discontinued operations and includes the operating results, financing, tax and other gains and losses of Vodafone India recognised during the period.

3.     Adjusted profit attributable to owners of the parent and adjusted earnings per share are non-GAAP performance measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP financial information” on page 47 for further details.

4.     Weighted average number of shares outstanding includes a dilution of 1,292 million shares (2016: 1,325 million shares) following the issue of £2.9 billion of mandatory convertible bonds in February 2016 which are classified as equity after taking into account the cost of future coupon payments.

FINANCIAL RESULTS

Statement of financial position

Assets

Goodwill and other intangible assets

Goodwill and other intangible assets decreased by €1.3 billion to €44.9 billion. The decrease primarily arose as a result of €0.6 billion of spectrum additions, principally in Italy, plus €1.0 billion of software additions, offset by €2.4 billion of amortisation and €0.5 billion of unfavourable foreign exchange movements.

Property, plant and equipment

Property, plant and equipment decreased by €1.4 billion to €28.8 billion, principally due to €2.3 billion of additions driven by continued investment in the Group’s networks, offset by €3.1 billion of depreciation charges and €0.6 billion of unfavourable foreign exchange movements.

Other non-current assets

Other non-current assets decreased by €1.3 billion to €34.2 billion largely due to a €0.5 billion decrease in investment in associates and joint ventures following dividend payments during the period, a €0.5 billion decrease in trade and other receivables and a €0.2 billion decrease in other investments.

Current assets

Current assets decreased by €2.0 billion to €23.5 billion which includes a €3.5 billion decrease in cash and cash equivalents, partly offset by a €0.7 billion increase in other investments and a €0.7 billion increase in trade and other receivables.

Assets and liabilities held for sale

Assets and liabilities held for sale at 30 September 2017 of €15.7 billion and €11.0 billion respectively, relate to our operations in India following the agreement to combined with Idea Cellular. In addition, assets and liabilities held for sale at 30 September 2017 also include the assets and liabilities of our operations in Malta.

Total equity and liabilities

Total equity

Total equity decreased by €4.0 billion to €69.7 billion largely due to €2.8 billion of dividends paid to equity shareholders and non-controlling interests, €1.7 billion in respect of the Group’s share buyback programme and the total comprehensive loss for the period of €0.7 billion, offset by €1.1 billion arising from the Vodacom share pacing and the Tanzanian initial public offering.

Non-current liabilities

Non-current liabilities decreased by €2.0 billion to €36.6 billion, primarily due to a €2.3 billion decrease in long-term borrowings.

Current liabilities

Current liabilities decreased by €0.8 billion to €29.8 billion mainly due to a €0.7 billion decrease in trade and other payables.

Inflation

Inflation has not had a significant effect on the Group’s consolidated results of operations and financial condition during the six months ended 30 September 2017.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
		Restated[1]
	2017	2016
	€m	€m

Adjusted EBITDA	7,385	7,090
Capital additions[2]	(3,263)	(3,526)
Working capital	(2,294)	(2,925)
Disposal of property, plant and equipment	9	7
Other	65	50
Operating free cash flow[3]	1,902	696
Taxation	(400)	(468)
Dividends received from associates and investments	284	129
Dividends paid to non-controlling shareholders in subsidiaries	(154)	(274)
Interest received and paid	(343)	(231)
Free cash flow (pre-spectrum)[3]	1,289	(148)
Licence and spectrum payments	(747)	(138)
Restructuring payments	(127)	(142)
Free cash flow[3]	415	(428)
Acquisitions and disposals	1,079	(61)
Equity dividends paid	(2,637)	(2,449)
Share buybacks	(549)	—
Foreign exchange	693	(413)
Other[4]	113	(5,732)
Net debt increase	(886)	(9,083)
Opening net debt	(31,169)	(28,801)
Closing net debt	(32,055)	(37,884)

Notes:

1.   Cash flows and funding for the half year ended 30 September 2016 excludes the cash flows, funding and net debt of Vodafone India.

2.   Capital additions include the purchase of property, plant and equipment and intangible assets, other than licence and spectrum, during the period.

3.   Operating free cash flow, free cash flow (pre-spectrum) and free cash flow are non-GAAP performance measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP financial information” on page 47 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 57 for further details.

4.   Other cash flows for the period ended 30 September 2017 includes €nil (2016: €5,416 million) capital injection into Vodafone India.

Operating free cash flow increased €1.2 billion mainly due to higher organic EBITDA and lower working capital cash outflows, predominately relating to the final payments for Project Spring in the prior year.

Free cash flow (pre-spectrum) was €1.3 billion, an increase of €1.4 billion, largely driven by the €1.2 billion increase in operating free cash flow (see above) and €0.2 billion higher dividends, primarily from VodafoneZiggo.

Licence and spectrum payments include amounts relating to the purchase of spectrum in Italy of €0.6 billion and Germany of €0.1 billion (2016: €0.1 billion).

Acquisitions and disposals include €1.0 billion of proceeds from the placing of Vodacom shares following the transfer of the Group’s interests in Safaricom to Vodacom and €0.2 billion from the Tanzanian initial public offering.

A foreign exchange gain of €0.7 billion was recognised on net debt as a result of the translation impact of closing foreign exchange rates, mainly due to movements in the US Dollar and Sterling against the euro.

Closing net debt at 30 September 2017 was €32.1 billion (31 March 2017: €31.2 billion) and excludes €8.0 billion of net debt for Vodafone India, which is instead included in assets and liabilities held for sale on the consolidated statement of financial position; the remaining £1.4 billion mandatory convertible bond issued in February 2016, which will be settled in equity shares; £1.0 billion of accruals for the new irrevocable and non-discretionary share buyback programme; US$2.5 billion of loan notes receivable from Verizon Communications Inc.; and €1.0 billion of shareholder loans receivable from VodafoneZiggo.

Closing net debt also continues to include liabilities of €1.9 billion (31 March 2017: €1.8 billion) relating to minority holdings in KDG and certain bonds which are reported at an amount €1.8 billion (31 March 2017: €2.0 billion) higher than their euro-equivalent cash redemption value as a result of hedge accounting under IFRS. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps are not reflected in gross debt and would increase the euro equivalent redemption value of the bonds by €0.2 billion (31 March 2017: reduction €0.9 billion).

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

	30 September	31 March
	2017	2017
	€m	€m

Bonds	(33,056)	(34,381)
Commercial paper[1]	(3,859)	(3,648)
Put options over non-controlling interests[2]	(1,876)	(1,837)
Bank loans	(3,010)	(3,608)
Cash collateral liabilities	(2,004)	(2,654)
Other borrowings[3]	(376)	(444)
Gross borrowings	(44,181)	(46,572)
Derivative financial instruments[4]	(2,312)	(2,077)
Gross debts	(46,493)	(48,649)
Cash and cash equivalents[5]	5,365	8,835
Other financial instruments:
Mark to market derivative financial instruments[6]	3,730	4,282
Short term investments[7]	4,867	3,979
Cash collateral[8]	476	384
Total cash and cash equivalents and other financial instruments	14,438	17,480
Net debt	(32,055)	(31,169)

Notes:

1.

At 30 September 2017 US$406 million (31 March 2017: US$1,484 million) was drawn under the US commercial paper programme and €3,515 million (31 March 2017: €2,262 million) was drawn under the euro commercial paper programme.

2.

Includes a €1.9 billion (31 March 2017: €1.8 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement.

3.	At 30 September 2017 the amount includes €46 million (31 March 2017: €80 million) in relation to the debt component of the mandatory convertible bonds.
4.

Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other payables (30 September 2017: €2,312 million, 31 March 2017: €2,077 million).

5.	Includes cash and cash equivalents of €7 million (31 March 2017: €nil) in respect of assets held for sale.
6.

Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (30 September 2017: €3,730 million; 31 March 2017: €4,282 million).

7.

At 30 September 2017 the amount primarily includes €2,495 million (31 March 2017: €2,039 million) in managed investment funds, €1,130 million (31 March 2017: €1,172 million) of gilts used as collateral primarily passed in relation to put options issued with regards to the mandatory convertible bonds with maturities 2017 and 2019, €452 million (31 March 2017: €466 million) in index-linked government bonds and €670 million (31 March 2017: €182 million) short-term investments in a fund where the underlying assets are supply chain receivables.

8.	At 30 September 2017 the amount includes €476 million (31 March 2017: €384 million) in relation to cash paid under collateral support agreements.

The following table sets out the Group’s undrawn committed bank facilities:

		30 September
		2017
	Maturity	€m

US$4.1 billion committed revolving credit facility[1]	February 2022	3,465
€4.0 billion committed revolving credit facility[1]	March 2021	4,010
Other committed credit facilities	Various	193
Undrawn committed facilities		7,668

Note:

1. Both facilities support US and euro commercial paper programmes of up to US$15 billion and €8 billion respectively. US$155 million and €150 million of the US$ and € facilities mature in February 2020 and March 2020 respectively.

LIQUIDITY AND CAPITAL RESOURCES

Share buyback programme

On 25 August 2017, Vodafone announced the commencement of a new irrevocable and non-discretionary share buyback programme (the ‘Programme’). The sole purpose of the Programme is to reduce the issued share capital of Vodafone and thereby avoid any change in Vodafone’s issued share capital as a result of the maturing of the first tranche of the mandatory convertible bond (‘MCB’) in August 2017. In order to satisfy the first tranche of the MCB, 729.1 million shares were reissued from treasury shares on 25 August 2017 at a conversion price of £1.9751. This reflected the conversion price at issue (£2.1730) adjusted for the pound sterling equivalent of aggregate dividends paid in August 2016, February 2017 and August 2017.

Details of the shares purchased under the Programme, including those purchased under irrevocable instructions, are shown below:

	Number of shares purchased[1]	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buyback programme[2]	Maximum number of shares that may yet be purchased under the programme[3]
Date of share purchase	000	Pence	000	000

August 2017	9,562	221.77	9,562	719,515
September 2017	252,851	212.07	262,413	466,664
October 2017	320,849	215.15	583,262	145,815
November 2017 (to date)	119,303	219.75	702,565	26,512
Total[4]	702,565	214.91	702,565	26,512

Notes:

1. The nominal value of shares purchased is 20 20/21 US cents each.

2. No shares were purchased outside the publicly announced share buyback programme.

3. In accordance with shareholder authority granted at the 2017 Annual general meeting.

4. The total number of shares purchased represents 2.6% of our issued share capital, excluding treasury shares, at 13 November 2017.

Post employment benefits

During the six months ended 30 September 2017, the net deficit arising from the Group’s obligations in respect of its defined benefit schemes increased to €0.8 billion compared to €0.6 billion at 31 March 2017 primarily due to a €0.1 billion reduction in the value of plan assets during the period and €0.1 billion of actuarial losses arising from changes in financial assumptions, principally due to a decrease in the discount rates in the UK and Eurozone.

On 19 October 2017, the triennial actuarial valuation for the Vodafone Section and Cable & Wireless Section of the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’) was completed by independent actuaries appointed by the plan Trustees, with an effective date of 31 March 2016. These valuations showed a net deficit of £279 million (€317 million) on the schemes’ funding basis, comprising of a £339 million (€385 million) deficit for the Vodafone Section offset by a £60 million (€68 million) surplus for the Cable & Wireless Section. The Group and Trustees of the schemes have agreed a funding plan to address the valuation deficit over the period to 31 March 2025. This funding plan will utilise existing Group assets and will not require material near term cash outflows from the Group.

Dividends

Dividends will continue to be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

The directors have announced an interim dividend per share of 4.84 eurocents, representing a 2.1% increase over the prior financial year’s interim dividend. The ex-dividend date for the interim dividend is 23 November 2017 for ordinary shareholders, the record date is 24 November 2017 and the dividend is payable on 2 February 2018. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

REGULATION

Introduction

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities.

The following section describes the key regulatory developments at the supranational and global levels, as well as in selected countries in which we had significant interests during the six months ended 30 September 2017. This section should be read in conjunction with the information contained under “Regulation” on pages 198 to 204 of the Group’s annual report on Form 20-F for the year ended 31 March 2017. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

In October 2017 the European Parliament ITRE and IMCO committees voted on the European Electronic Communications Code (‘Communications Code’). The outcome of the votes alters the European Commission’s 2016 proposal in a number of ways. In relation to market analysis it introduces criteria for the finding of joint Significant Market Power (‘SMP’) that differ from those established under case law. This could lead to legal uncertainty that may jeopardise the required investment needed for sustainable competition, resulting in the proposed broadband targets not being met. In relation to the further harmonisation of spectrum regulation, whilst Parliament supported the Commission’s proposal for a minimum licence duration of 25 years, they have introduced a review requirement after 10 years at which time regulators would have broad powers to take back the licensed spectrum. This significantly reduces the investment certainty associated with longer licence terms. Parliament has extended the Commission’s proposals to create a fair and level playing field for competing services by extending consumer protection obligations to providers of over-the-top (OTT) communication services. Parliament has also introduced a proposal to regulate intra-EU international calls. Under their proposal the maximum charge for intra-EU calls will be based on the charge for a domestic call with an allowance for any additional cost.

A common approach in the European Council (‘Council’) was agreed in October 2017. Council has proposed an extension of symmetrical, non-SMP based, access obligations. Council has also significantly changed the Commission’s proposals on co-investment that would see SMP operators provided with a regulatory holiday on new high-capacity networks if they provide a reasonable commercial offer for access. In relation to spectrum, Council has removed most of the harmonisation provisions. This would lead to no significant change from the status quo. Council’s position on level playing field is similar to Parliament.

The first round of negotiations between the Commission, Parliament and Council commenced in October 2017. Further rounds are expected to take place in late 2017 and 2018, with an agreement expected sometime during 2018.

Europe region

Germany

In May 2017 the national regulatory authority (‘BNetzA’) initiated the market review process for wholesale access at fixed locations (market 3 of the EC market recommendation) currently covering both unbundled local loop (‘ULL’) and virtual unbundled local access (‘VULA’) as well as bitstream wholesale products. The modification of future Fibre to the Home (‘FTTH’) regulation currently included in market 3 regulation has not excluded the option that access to the incumbent’s FTTH network may be regulated by a light touch approach (e.g. retail minus) or fully deregulated.

Italy

In August 2017 the national regulatory authority (‘AGCOM’) concluded its consultation aimed at encouraging the migration from Asynchronous Transfer Mode (‘ATM’) to an Ethernet platform with the purpose of reducing inefficiency and cost duplication for operators. Telecom Italia Mobile (‘TIM’) appealed AGCOM’s ruling before the Administrative Court in Rome and the next hearing is scheduled for February 2018.

In September 2017 Vodafone Italy was assigned the city of Milan for their proposed 5G pilot.”

For information on litigation in Italy, see note 13 “Commitments, contingent liabilities and legal proceedings” to the condensed consolidated financial statements.

REGULATION

United Kingdom

In July 2017 the Competition Appeal Tribunal published its decision on BT’s Appeal of the national regulatory authority’s (‘Ofcom’) 2016 Business Connectivity Market Review (‘BCMR’). As a result, several decisions have been remitted back to Ofcom and in the meantime BT has put on hold the launch of its Dark Fibre Access Product.

In September 2017 BT/EE lodged an appeal against Ofcom’s decision on the auction rules for the 2.3GHz and 3.4GHz spectrum auction. Hutchison 3G had already submitted an appeal that would prohibit BT/EE from bidding for any of the spectrum. The appeals are due to be heard in December 2017.

Under the Digital Economy Act, Vodafone UK has to implement bill capping functionality by October 2018. The cap will be chosen by the customer and any expenditure above the chosen cap, without the customer’s explicit prior opt-in, cannot be charged.

Spain

In May 2017 the national regulatory authority (‘CNMC’) launched for consultation its proposed Regulatory Economic Replicability Test (ERT) to apply on Telefonica’s consumer retail offers, as part of Telefonica’s obligations on its fibre network under the Resolution on markets 3 & 4. This mechanism would calculate maximum wholesale price for the access component of wholesale broadband services (‘NEBA’) and NEBA Local (VULA) services.

In June 2017 the Spanish Constitutional Court declared the tax on internet connection in Catalonia as unconstitutional. The Catalonian Government had approved the tax in 2014 that requires operators to pay a fee of 0,25€/month per mobile or fixed connection contracted within the Catalonia region.

In June 2017 the Spanish Supreme Court dismissed the appeals brought by Vodafone and other stakeholders against the so-called “TV Tax” created by Law 8/2009 that requires the financing of the RTVE Corporation to be supported by 1.5% of private TV networks’, and 0.9% of telecom operators’, gross operating revenues.

In July 2017 CNMC published its proposal to reduce the regulated Mobile Termination Rate (‘MTR’) price to 0.65 eurocents per minute from the current 1.09 eurocents per minute. For traffic originating outside of the European economic space, a symmetrical termination rate to that which exists in those countries would be applied.

In July 2017 the government launched a 5G Consultation with the intention to facilitate and accelerate its implementation in Spain. Spectrum was highlighted as a key issue in this consultation although 700MHz spectrum is out of the scope of the consultation. The results of the consultation have not been published yet.

In September 2017 the National Audience court ruled that the fines applied in December 2012 against Telefónica, Orange and Vodafone Spain for abuse of dominant position in connection with wholesale SMS/MMS services on mobile virtual network operators (‘MVNO’) were void. The CNMC has appealed against this ruling in the Supreme Court.

Netherlands

In July 2017 VodafoneZiggo’s request for a preliminary injunction against the new MTR of 0.581 eurocents per minute for the period 2017-2020, was dismissed by the court. This was further to the European Court of Justice’s (‘ECJ’) ruling in 2016 that where national circumstances warrant such a deviation, a national court can deviate from the European MTR/FTR recommendation prescribing pure BULRIC as a cost methodology. The new tariffs entered into force in July 2017. For the period 2013 to 2016 the existing tariffs remained unchanged, based on BULRIC plus.

Ireland

In June 2017 the ComReg issued the results of their review of the processes for regulatory governance of the incumbent operator in Ireland and have sought inputs. The market review for broadband (markets 3a & 3b) is ongoing and a move to cost oriented pricing has been proposed.

Romania

In June 2017 the national regulatory authority (‘ANCOM’) launched a consultation process for 5G spectrum allocation in Romania. Industry responses to the preliminary questionnaire were published by ANCOM at the beginning of September 2017. Auction timing has not been confirmed.

In July 2017 ANCOM published its draft market review analysis of the relevant markets for fixed and mobile call termination and proposes to maintain the current level of termination rates until the implementation of the new IP interconnection obligations.

REGULATION

Greece

In June 2017 the national regulatory authority (‘EETT’) approved Vodafone Greece’s 28-month Next Generation Access (‘NGA’) plan and associated request of allocations. EETT has also declared its temporary decision that all operators will be obliged to offer VULA products where they have successfully bid to provide exclusive NGA services. Once the decision is finalised it will be submitted to the European Commission for approval.

In August 2017 the MTR was reduced from 1.072 eurocents per minute to 0.982 eurocents per minute. It applies to all calls originating inside the EEA and remains effective until the end of 2017. EETT also announced a glide path and MTR will reduce further to 0.958 eurocents per minute from 1 January 2018 and then 0.946 eurocents per minute from 1 January 2019 until further review. The Fixed Termination Rates (‘FTR’) of 0.545 eurocent per minute will remain until 31 December 2017 with the new FTRs determined by a proposed market analysis process or based on interim adjustments to the current rate.

In October 2017 a spectrum auction commenced that included Vodafone Greece’s existing 2x15MHz spectrum at 1800MHz that will expire in February 2018. The reserve price for this spectrum is €59.1m for a 17 years and 10-month licence. The spectrum is expected be granted to Vodafone Greece at this reserve price as the auction spectrum supply was surplus to the demand.

Czech Republic

In March 2017 the national competition authority (‘UOHS’) commenced a sector inquiry into the retail mobile telecoms market.

In August 2017 Vodafone Czech Republic acquired a spectrum licence of 1x40MHz at 3.7GHz, at a cost of €7.6 million, expiring in June 2032.

Hungary

In March 2017 the national regulatory authority (‘NMHH’), as an outcome of their investigation into a proposed agreement between Magyar Telekom and Telenor to share spectrum in the 900MHz band, has proposed new spectrum cap regulation with the purpose of de-incentivising spectrum pooling, especially with regard to the upcoming 700MHz tender scheduled for 2019.

In August 2017 NMHH approved the 900MHz network and spectrum sharing deal between Magyar Telekom and Telenor. Confirmation that this decision will be included within the ongoing 800MHz spectrum sharing agreement competition law investigation is awaited.

In June 2017 an amendment of the electronic communications law has predominately limited subscriber contract length to 12 months, and introduced pricing rules in connection with expired and automatically renewed contracts.

Malta

In May 2017 Vodafone announced an agreement to combine Melita Ltd (‘Melita’) and Vodafone Malta Ltd (‘Vodafone Malta’) to create a new fully integrated communications company in Malta (together, the ‘Combined Company’).

For additional information on see note 14 “Other matters” to the condensed consolidated financial statements.

REGULATION

Africa, Middle East and Asia Pacific region

India

In August 2017, after concluding its consultation on network quality of service parameters, the national regulatory authority (‘TRAI’) amended its Quality of Service (QoS) Regulations for assessment of Drop Call Rate (‘DCR’) and increased financial penalties for non-compliance. The Regulation is effective from 1 October 2017.

In August 2017 TRAI launched consultations on spectrum, raising key issues related to timing of auction, quantum and reserve price of spectrum.

In September 2017 TRAI issued its revised Interconnect Usage Charge (IUC) Regulation, reducing the MTR from INR 0.14 per minute to INR 0.06 per minute, effective from1 October 2017 until 31 December 2019 and Bill & Keep from 1 January 2020. For FTRs it maintained the zero termination charge to/from fixed line services, which was made effective from 1 March 2015. Vodafone India’s appeal in seeking access to the cost model used by TRAI for assessment of revised MTR has been filed in Supreme Court.

Vodafone India’s next hearing for its challenge in the Delhi High Court against TRAI’s recommended fine of INR10.5billion to be levied for failing to provide adequate points of interconnection to Reliance Jio (‘RJIL’) is scheduled on 23 November 2017.

Vodafone India’s next hearing for its petition in the Delhi High Court against RJIL’s zero/free mobile tariff offers being non-compliant with TRAI’s tariff requirements for interconnect usage charges is scheduled on 21 December 2017.

In September 2017 the Bombay High Court struck down the April 2017 order of the Competition Commission of India (‘CCI’) that directed the investigation of Vodafone India for alleged inadequate/delayed interconnection capacities to RJIL.

In September 2017 the Department of Telecommunications (‘DoT’) filed their reply to Vodafone India’s challenge in the Telecom Tribunal (‘TDSAT’) against DoT’s conflicting interpretation on administrative transfer of microwave spectrum upon migration from Unified Access licenses to Unified Licences as opposed to auction of such spectrum. Vodafone India is in the process of filing its rejoinder to DoT’s reply.

In September 2017 DoT issued Indian Telegraph (Amendment) Rules 2017, requiring Original Equipment Manufacturers (‘OEMs’) to mandatorily seek prior testing and certification of all imported and domestically manufactured telecom equipment from Indian accredited labs in India from 1 October 2018, before sale of such equipment in India.

For information on litigation in India, see note 13 “Commitments, contingent liabilities and legal proceedings” to the condensed consolidated financial statements.

Vodacom: South Africa

In March 2017 the national regulatory authority (‘ICASA’) gave notice of its intention to conduct an inquiry into Equity Ownership by Historically Disadvantaged Groups (‘HDG’). The purpose of the inquiry is to determine ICASA’s approach to the implementation the ICT Sector Code, and ICASA’s promotion of Broad-Based Black Economic Empowerment (‘B-BBEE’) and equity ownership by HDG’s. Currently the authority for regulating B-BBEE lies with the Department of Trade and Industry, and ICASA’s present role has been restricted to implementing the requirement of the B-BBEE Act and associated regulations.

In June 2017 ICASA gave notice of its intention to conduct an inquiry to identify priority markets in the Electronic Communications Sector (‘ECS’). The purpose of the enquiry is to identify relevant wholesale and retail markets or market segments in the ECS that are generally prone to ex ante regulations, and to determine from these markets and market segments those that the Authority intends to prioritise for market reviews and potential regulation. ICASA aims to finalise the inquiry and report before the end March 2018.

Vodacom: Democratic Republic of Congo

The Ministry of Finance DGRAD-Tax Administration has proposed a revision to the spectrum fees model and other tax matters are now subject to a National Tax Reform Forum consultation process which is taking place ahead of the Finance Bill 2018.

In September 2017, the Public Prosecutor commenced its SIM registration investigation with all MNOs.

REGULATION

Vodacom: Tanzania

In June 2017, the Tanzania Communications Regulatory Authority Director General rejected the transfer the Shared Networks Tanzania (‘SNT’)’s Usage of Radio Frequency Spectrum Resources Licence to Vodacom Tanzania, contradicting TCRA’s previous approval for SNT acquisition and licence transfer. Therefore, the intended integration of SNT which enables the deployment of 3G coverage using the 2x5 MHz 900 (“U900) spectrum in rural areas has not been possible. Instead Vodacom Tanzania continues to utilise SNT network facilities services under the wholesale agreement previously approved by TCRA.

In July 2017 Vodacom Tanzania was awarded a spectrum licence for 2x7MHz and 2x11MHz at 3.5GHz at a cost of US$70,000, expiring in July 2031.

In July 2017 Vodacom Tanzania received a further non-compliance order from the national regulatory authority (‘TCRA’) in relation to SIM registration tests conducted in December 2016. Vodacom Tanzania will continue to work with TCRA to execute the SIM registration compliance actions.

In August 2017 the TCRA commenced a cost study on voice MTR for wholesale and retail services for mobile, fixed and the National ICT Broadband provider. The current MTR glide path ends on 1 January 2018.

Vodacom: Mozambique

The national regulatory authority (‘INCM’) announced its intention to auction 800 MHz, 1800 MHz, and 2.1GHz. The auction was originally scheduled for 2017 but may not commence until the first half of 2018.

In May 2017, the INCM ordered a reduction of the MTR from MT 0.43 to MT 0.25 until completion of the delayed cost study. The consultation of the cost study commenced in August and is expected to be finalised before end of December 2017.

Australia

In June 2017 VHA filed judiciary review proceedings in the Federal Court in relation to the Australian Competition and Consumer Commission’s (‘ACCC’) mobile domestic roaming inquiry. The action follows the ACCC’s draft decision in May 2017 not to mandate regulated mobile domestic roaming in regional Australia.

In June 2017 VHA made a submission to the National Broadband Network’s (‘NBN) access pricing review. VHA’s submission urges significant and urgent changes to the current NBN pricing regime which it argues is distorting retail service providers’ incentives to efficiently use the NBN’s infrastructure.

Egypt

For information on litigation in Egypt, see note 13 “Commitments, contingent liabilities and legal proceedings” to the condensed consolidated financial statements.

Ghana

In July 2017 the Ghana Revenue Authority (‘GRA’) conducted a transfer pricing audit of Vodafone Ghana for 2012-2016 that had led to a tax assessment equivalent to approximately €31million with full payment within 14 days. Vodafone Ghana has sought the assistance of the courts to appeal against the GRA decision.

In July 2017 Vodafone Ghana appealed against the Conditional Stay of Execution and the earlier substantive judgment of the Court over the land relating to a parcel of land located at Afransi in the central region. This land was originally granted to Ghana Telecom by the Ghana Lands Commission and the Twidan Royal family of Gomoa Afransi stool contested Vodafone Ghana’s title to the land in court and secured a Judgment Debt equivalent to €13.6million.

New Zealand

In August 2017 the New Zealand Government introduced the Telecommunications (New Regulatory Framework) Amendment Bill that, from December 2019, will establish regulated access to the existing Ultra-Fast Broadband fibre to the premises (‘FTTP’) initiative, and deregulate copper access where FTTP exists. The Bill will also streamline processes to amend regulation in the mobile market, and increase regulatory oversight of retail service quality.

In August 2017 the New Zealand Government awarded contracts to expand broadband coverage in rural areas and address mobile blackspots, with a subsidy of NZ$150m. The Rural Connectivity Group, a joint venture between Vodafone, Spark and 2Degrees, was awarded a contract to build a minimum of 400 new cell sites that will expand coverage and deliver fixed wireless and mobile services over the next five years.

Qatar

In July 2017 Vodafone Qatar experienced a significant network outage which impacted its customers for up to a week.

LEGAL PROCEEDINGS

The following section describes developments in legal proceedings which may have, or have had, during the six months ended 30 September 2017, a significant effect on the financial position or profitability of the Company and its subsidiaries. This section should be read in conjunction with the information contained under “Legal proceedings” on pages 163 to 166 of the Group’s annual report on Form 20-F for the year ended 31 March 2017.

Indian tax cases

Refer to “Commitments, contingent liabilities and legal proceedings” on page 43.

Other Indian tax cases

Refer to “Commitments, contingent liabilities and legal proceedings” on page 44.

Indian regulatory cases

Refer to “Commitments, contingent liabilities and legal proceedings” on page 44.

Germany: Mannesmann and Kabel Deutschland takeover — class actions

Refer to “Commitments, contingent liabilities and legal proceedings” on page 44.

Spain: Patent litigation

Refer to “Commitments, contingent liabilities and legal proceedings” on page 45.

Italy: British Telecom (Italy) v Vodafone Italy

Refer to “Commitments, contingent liabilities and legal proceedings” on page 45.

South Africa: GH Investments (‘GHI’) v Vodacom Congo

Refer to “Commitments, contingent liabilities and legal proceedings” on page 45.

RISK FACTORS

There are a number of key factors and uncertainties that could have a significant effect on the Group’s financial performance, including the following:

1.             Cyber threat and information security

A successful cyber attack or internal event could result in us not being able to deliver services to our customers and/or failing to protect their data.

2.             Market disruption

We face increased competition from a variety of new technology providers, new market entrants, evolving customer needs and competitor consolidation. We must be able to keep pace with new technology and to compete in changing markets.

3.             Adverse political and regulatory measures

We operate under licence in most markets and encounter frequent changes in regulation, law and operating environments. Significant adverse changes, for example to tax laws, spectrum pricing or an unfavourable regulatory landscape for multi-national companies, could impact our ability to do business in our preferred manner.

4.             Failure to converge and integrate acquisitions

We face competition in key markets from providers who have the ability to sell converged services on their existing infrastructure, with regulation that often fails to deliver a level playing field across fixed and content markets.

5.             IT transformation failure

As we undertake major IT change programmes in a number of markets, there is a risk that these projects could disrupt services or do not provide the benefits that they should in a timely manner.

6.             Unstable economic conditions / inadequate liquidity

As a multinational business, we operate in many countries and currencies so changes to global economic conditions could impact us. A global crisis could result in reduced spending power for customers or the strengthening or weakening of the major currencies in which we transact could impact our profitability and cash flow.

7.             Technology failure

If our network or IT systems fail, voice, video or data transmissions may be significantly interrupted. We need to ensure that our critical assets are protected and our systems are resilient so that the impact on our customers is avoided or minimised.

8.             Failure to deliver on digital transformation and customer experience

Failure to deliver a digital, differentiated and superior experience to our customers in store, online and by phone, could diminish our brand and reputation. To do this we need to be agile with strong digital capabilities.

9.             Non-compliance with legal and regulatory requirements

Vodafone must comply with a multitude of local and international laws as well as more specific regulations. These include licence requirements, customer registration, data privacy, anti-money laundering, competition law, anti-bribery law and economic sanctions.

10.      Failure to deliver major Enterprise contracts profitably

If we do not understand the needs of our Enterprise customers and contract on the correct basis to account for the complexity of requirements, we will not be able to deliver services profitably.

11.      Electro-magnetic fields related health risks

Concerns have been expressed that electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. Authorities, including the World Health Organization (‘WHO’) agree there is no evidence that convinces experts that exposure to radio frequency fields from mobile devices and base stations operated within guideline limits has any adverse health effects. A change to this view could result in a range of impacts from a change to national legislation, to a major reduction in mobile phone usage or to major litigation.

Further information in relation to these risk factors and uncertainties, which have not changed significantly since 31 March 2017, can be found on pages 28 to 34 of the Group’s annual report for the financial year ended 31 March 2017, which is available at http://www.vodafone.com/investor.

Brexit implications

We continue to monitor the possible implication of Brexit on our operations. A cross-functional team is in place to identify potential impacts and corresponding mitigations to address these.

As each of our operating companies is a standalone business incorporated and licenced in local jurisdictions, our ability to provide services is unlikely to be significantly impacted by Brexit. There remains a possibility of operational impacts, such as the creation of a data frontier or restrictions on the movement of people. Economic instability in any of our major markets could also impact our financial performance.

At this time, the outcome of Brexit negotiations and post-Brexit arrangements remains unclear and as such, we continue to monitor the situation.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
				Restated[1]
		2017		2016
	Note	€m		€m

Revenue	2	23,075		24,051
Cost of sales		(16,208)		(17,530)
Gross profit		6,867		6,521
Selling and distribution expenses		(1,987)		(2,193)
Administrative expenses		(2,770)		(2,830)
Share of results of equity accounted associates and joint ventures		(58)		73
Other income and expense		(44)		(56)
Operating profit	2	2,008		1,515
Non-operating income and expense		(1)		—
Investment income		333		552
Financing costs		(181)		(675)
Profit before taxation		2,159		1,392
Income tax expense	4	(579)		(1,114)
Profit for the financial period from continuing operations		1,580		278
Loss for the financial period from discontinued operations	5	(345)		(5,281)
Profit/(loss) for the financial period		1,235		(5,003)

Attributable to:
– Owners of the parent		1,131		(5,129)
– Non-controlling interests		104		126
Profit/(loss) for the financial period		1,235		(5,003)

Earnings/(loss) per share
From continuing operations:
– Basic	6	5.26	c	0.54	c
– Diluted	6	5.25	c	0.54	c
Total Group:
– Basic	6	4.03	c	(18.38	)c
– Diluted	6	4.02	c	(18.32	)c

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of comprehensive income

	Six months ended 30 September
	2017	2016
	€m	€m
Profit/(loss) for the financial period	1,235	(5,003)
Other comprehensive income:
Items that may be reclassified to the income statement in subsequent periods
Foreign exchange translation differences, net of tax	(1,716)	(1,326)
Fair value losses transferred to the income statement	—	4
Other, net of tax	(7)	229
Total items that may be reclassified to the income statement in subsequent periods	(1,723)	(1,093)
Items that will not be reclassified to the income statement in subsequent periods
Net actuarial losses on defined benefit pension schemes, net of tax	(182)	(869)
Total items that will not be reclassified to the income statement in subsequent periods	(182)	(869)
Other comprehensive expense	(1,905)	(1,962)
Total comprehensive expense for the financial period	(670)	(6,965)

Attributable to:
– Owners of the parent	(649)	(7,127)
– Non-controlling interests	(21)	162
	(670)	(6,965)

Note:

1. The amounts presented for the six months ended 30 September 2016 have been restated to exclude the results of Vodafone India which are now included in discontinued operations.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

		30 September	31 March
		2017	2017
	Note	€m	€m

Non-current assets
Goodwill		26,534	26,808
Other intangible assets		18,355	19,412
Property, plant and equipment		28,813	30,204
Investments in associates and joint ventures	9	2,611	3,138
Other investments		3,231	3,459
Deferred tax assets		24,202	24,300
Post employment benefits		3	57
Trade and other receivables		4,117	4,569
		107,866	111,947
Current assets
Inventory		639	576
Taxation recoverable		92	150
Trade and other receivables		10,573	9,861
Other investments		6,868	6,120
Cash and cash equivalents		5,358	8,835
		23,530	25,542
Assets held for sale	5	15,681	17,195
Total assets		147,077	154,684

Equity
Called up share capital		4,797	4,796
Additional paid-in capital		150,136	151,808
Treasury shares		(8,475)	(8,610)
Accumulated losses		(106,692)	(105,851)
Accumulated other comprehensive income		28,277	30,057
Total attributable to owners of the parent		68,043	72,200

Non-controlling interests		1,647	1,525
Put options over non-controlling interests		(4)	(6)
Total non-controlling interests		1,643	1,519

Total equity		69,686	73,719

Non-current liabilities
Long-term borrowings		32,221	34,523
Deferred tax liabilities		466	535
Post employment benefits		817	651
Provisions		1,062	1,130
Trade and other payables		2,054	1,737
		36,620	38,576
Current liabilities
Short-term borrowings		11,961	12,051
Taxation liabilities		677	661
Provisions		957	1,049
Trade and other payables		16,179	16,834
		29,774	30,595
Liabilities held for sale	5	10,997	11,794
Total equity and liabilities		147,077	154,684

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive losses[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m

1 April 2016	4,796	151,694	(8,777)	(64,388)	83,325	1,811	85,136
Issue or reissue of shares	—	2	149	(132)	19	—	19
Share-based payments	—	53	—	—	53	—	53
Transactions with non-controlling interests in subsidiaries	—	—	—	(7)	(7)	18	11
Comprehensive expense	—	—	—	(7,127)	(7,127)	162	(6,965)
Dividends	—	—	—	(2,447)	(2,447)	(272)	(2,719)
30 September 2016	4,796	151,749	(8,628)	(74,101)	73,816	1,719	75,535

1 April 2017	4,796	151,808	(8,610)	(75,794)	72,200	1,519	73,719
Issue or reissue of shares[3]	1	(1,741)	1,870	(116)	14	—	14
Share-based payments	—	69	—	—	69	—	69
Transactions with non-controlling interests in subsidiaries[4]	—	—	—	814	814	302	1,116
Comprehensive (expense)/income	—	—	—	(649)	(649)	(21)	(670)
Dividends	—	—	—	(2,670)	(2,670)	(157)	(2,827)
Repurchase of treasury shares[5]	—	—	(1,735)	—	(1,735)	—	(1,735)
30 September 2017	4,797	150,136	(8,475)	(78,415)	68,043	1,643	69,686

Notes:

1. Includes share premium, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2. Includes accumulated losses and accumulated other comprehensive income.

3. Includes the reissue of 729.1 million of shares (€1,742 million) in August 2017 in order to satisfy the first tranche of the Mandatory Convertible Bond.

4. See note 14 “Other matters” for further details.

5. This represents the irrevocable and non-discretionary share buyback programme announced on 25 August 2017.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
			Restated[1]
		2017	2016
	Note	€m	€m

Net cash flow from operating activities	10	5,821	5,820

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	8	(6)	(18)
Purchase of interests in associates and joint ventures		(5)	(27)
Purchase of intangible assets		(1,681)	(1,080)
Purchase of property, plant and equipment		(2,795)	(3,976)
Purchase of investments		(1,155)	(1,344)
Disposal of property, plant and equipment		9	6
Disposal of investments		205	1,116
Dividends received from associates and joint ventures		284	3
Interest received		241	206
Cash flow from discontinued operations		(366)	(425)
Net cash flow from investing activities		(5,269)	(5,539)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		18	25
Net movement in short term borrowings		558	962
Proceeds from issue of long term borrowings		974	4,643
Repayment of borrowings		(1,879)	(4,715)
Purchase of treasury shares		(549)	—
Equity dividends paid	7	(2,637)	(2,449)
Dividends paid to minority shareholders in subsidiaries		(154)	(274)
Other transactions with non-controlling shareholders in subsidiaries		1,091	4
Other movements in loans with associates and joint ventures		(147)	32
Interest paid		(539)	(437)
Cash flow from discontinued operations		(402)	(2,059)
Tax on financing activities		(110)	—
Net cash flow from financing activities		(3,776)	(4,268)

Net cash flow		(3,224)	(3,987)
Cash and cash equivalents at beginning of the financial period[2]	12	9,302	12,911
Exchange loss on cash and cash equivalents		(457)	(325)
Cash and cash equivalents at end of the financial period[2]	12	5,621	8,599

Note:

1. The amounts presented for the six months ended 30 September 2016 have been restated to include the cash flows of Vodafone India as discontinued operations, separately under investing and financing activities.

2. Includes cash and cash equivalents as presented in the statement of financial position of €5,358m (31 March 17: €8,835m) and cash and cash equivalents presented in assets held for sale of €287m (31 March 2017: €467m), together with overdrafts of €24m (31 March 2017: €nil).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

1                 Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2017:

•            were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’) as issued by the International Accounting Standards Board and as adopted by the European Union;

•            are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2017;

•            apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2017, which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34;

•            include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•            do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006; and

•            were approved by the Board of directors on 14 November 2017.

The information relating to the year ended 31 March 2017 is an extract from the Group’s published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The results for the six months ended 30 September 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations following the agreement to combine with Idea Cellular.

After reviewing the Group’s budget for the remainder of the financial year, and longer term plans, the directors are satisfied that, at the time of approving the unaudited condensed consolidated financial statements, it is appropriate to continue to adopt a going concern basis of accounting.

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

On 1 April 2017, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group; further details are provided in the Group’s annual report for the year ended 31 March 2017.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

1                 Basis of preparation (continued)

New accounting pronouncements to be adopted on or after 1 April 2018

IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” will be adopted by the Group on 1 April 2018. IFRS 16 “Leases” will be adopted by the Group on 1 April 2019. Information on the Group’s implementation process in respect of these new accounting pronouncements was provided in the Group’s annual report for the year ended 31 March 2017; all of the standards will be applied with the cumulative effect of applying the standard recorded as an adjustment to retained earnings on the initial application date. An update on the implementation of these accounting standards, which should be used in conjunction with that disclosed in the Group’s annual report for the year ended 31 March 2017, is provided below; further information will be provided in the Group’s annual financial statements for the year ending 31 March 2018.

IFRS 9 “Financial Instruments”

IFRS 9 will impact the classification and measurement of the Group’s financial instruments and will require certain additional disclosures. The primary changes relate to the assessment of hedging arrangements and the measurement of financial assets, including the potentially earlier recognition of provisions and costs relating to potential future credit losses. The Group is continuing to analyse the impact of these changes, which are not considered likely to have a significant impact on the Group’s current accounting treatments or hedging activities.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 will have a material impact on the consolidated income statement and consolidated statement of financial position when adopted by the Group retrospectively with the cumulative impact of initially applying the standard recognised on 1 April 2018.

The Group’s approach to the assessment of the impact and ongoing implementation of IFRS 15, which is ongoing, has not changed during the period and the Group expects to be in a position to estimate and communicate the impact of IFRS 15 before the publication in July 2018 of the Group’s Trading Update for the quarter ending 30 June 2018. In addition, all of the Group’s financial reports for the year ending 31 March 2019 are expected to include reporting on both an existing IAS 18 and IFRS 15 basis, to ensure an effective transition for users to the new standard whilst meeting all necessary compliance requirements.

IFRS 16 “Leases”

IFRS 16 will have a material impact on the consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows when adopted by the Group retrospectively with the cumulative effect on initially applying the standard recognised on 1 April 2019.

The Group’s approach to the assessment of the impact and ongoing implementation of IFRS 16, which is ongoing, has not changed during the period and the Group expects to be in a position to estimate and communicate the impact of IFRS 16 in the first quarter of the year commencing 1 April 2019, including the provision of proforma financial information for the year ending 31 March 2019, to ensure an effective transition for users to the new standard whilst meeting all necessary compliance requirements.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

2                 Segmental analysis

The Group has a single group of related services and products being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. The segmental revenue and profit of India are included in discontinued operations for all periods reported. See note 5 “Discontinued operations and assets held for sale” for details.

	Segment revenue	Intra-region revenue	Regional revenue	Inter-region revenue	Group revenue	Adjusted EBITDA
	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2017
Germany	5,277	(13)	5,264	(10)	5,254	1,929
Italy	3,107	(17)	3,090	(1)	3,089	1,200
UK	3,515	(10)	3,505	(1)	3,504	930
Spain	2,512	(21)	2,491	(1)	2,490	751
Other Europe	2,452	(27)	2,425	(5)	2,420	773
Europe	16,863	(88)	16,775	(18)	16,757	5,583
Vodacom	2,799	—	2,799	—	2,799	1,063
Other AMAP	2,900	—	2,900	(14)	2,886	790
AMAP	5,699	—	5,699	(14)	5,685	1,853
Other[1]	675	—	675	(42)	633	(51)
Group	23,237	(88)	23,149	(74)	23,075	7,385

Six months ended 30 September 2016 restated
Germany	5,265	(18)	5,247	(10)	5,237	1,788
Italy	3,006	(17)	2,989	(1)	2,988	1,104
UK	3,575	(11)	3,564	(2)	3,562	674
Spain	2,496	(23)	2,473	—	2,473	692
Other Europe	3,304	(34)	3,270	(2)	3,268	1,040
Europe	17,646	(103)	17,543	(15)	17,528	5,298
Vodacom	2,464	—	2,464	—	2,464	952
Other AMAP	3,422	—	3,422	(8)	3,414	940
AMAP	5,886	—	5,886	(8)	5,878	1,892
Other[1]	664	—	664	(19)	645	(100)
Group	24,196	(103)	24,093	(42)	24,051	7,090

Note:

1.   The “Other” segment primarily represents the results of partner markets and the net result of unallocated central Group costs.

The Group’s measure of segment profit and adjusted EBITDA, excludes depreciation and amortisation, gains/losses on disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, the Group’s share of adjusted results in associates and joint ventures and other income and expense. A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit/(loss) for the financial period, see the consolidated income statement on page 30.

	Six months ended 30 September
		Restated
	2017	2016
	€m	€m
Adjusted EBITDA	7,385	7,090
Depreciation, amortisation and loss on disposal of fixed assets	(4,928)	(5,040)
Share of adjusted results in equity accounted associates and joint ventures	171	73
Adjusted operating profit	2,628	2,123
Impairment loss	—	—
Restructuring costs	(33)	(37)
Amortisation of acquired customer bases and brand intangible assets	(543)	(515)
Other income and expense	(44)	(56)
Operating profit	2,008	1,515

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

3                 Impairment review

Impairment testing was performed as at 30 September 2017 and 30 September 2016. The methodology adopted for impairment testing for the six months ended 30 September 2017 was consistent with that disclosed on page 105 and pages 113 to 116 of the Group’s annual report for the year ended 31 March 2017.

For the six months ended 30 September 2017, the Group recorded a non-cash charge of €555 million (€395 million net of tax) to reduce the carrying value of Vodafone India to fair value less costs to sell, primarily as a result of its assets no longer being depreciated following its reclassification as an asset held for resale under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. For the six months ended 30 September 2016, the Group recorded a non-cash impairment charge of €6,375 million in respect of the Group’s investment in India which, together with the recognition of an associated €1,375 million deferred tax asset, led to an overall €5.0 billion reduction in the carrying value of Vodafone India, the results of which are included in discontinued operations (see note 5 ‘Discontinued operations and assets held for sale’).

For the six months ended 30 September 2017, as a discontinued operation, Vodafone India has been valued at fair value less costs to sell. Vodafone India’s fair value less costs to sell is not observable in a quoted market and accordingly it has been determined with reference to the outcomes from the application of a number of potential valuation techniques, which are considered to result in a “level 2” valuation as per IFRS 13. As such significant judgement is required and involves the use of estimates. The two bases of valuation which were given the strongest weighting in the overall assessment of fair value are set out below. Fair value less costs to sell excluding net debt has been assessed to be INR 971 billion at both 30 September 2017 and 31 March 2017, equivalent to €12.6 billion and €14.0 billion respectively at the foreign exchange rates prevailing at those dates.

•                  The contracted cash price for the sale of a portion of the entity to the Aditya Birla Group as part of the planned merger of Vodafone India with Idea Cellular, adjusted for the expected level of debt being transferred to the merged entity, which is an observable price relating to Vodafone India; and

•                  The share price of Idea Cellular prior to the announcement of the planned merger of Vodafone India with Idea Cellular, adjusted for transaction specific factors. Idea Cellular equity shares are the primary component of the consideration for Vodafone India to be received by the Group, and the value of the Idea Cellular shares has been adjusted to reflect 50% of the estimated cost synergies that management expects to be realised by the jointly controlled entity. A 10% increase or reduction in the expected cost synergies included in this determination of fair value would result in a €220 million increase or reduction, respectively, in the fair value less costs to sell of Vodafone India calculated using this approach.

The table below shows key assumptions used in the value in use calculations at 30 September 2017:

	Assumptions used in value in use calculation
	Germany	Spain	Italy	Romania
	%	%	%	%
Pre-tax risk adjusted discount rate	8.5	9.7	10.5	9.2
Long-term growth rate	0.5	1.5	1.0	1.0
Projected adjusted EBITDA[1]	3.0	7.9	(0.8)	0.1
Projected capital expenditure[2]	15.4-16.5	14.3-16.0	11.4-14.2	12.6-15.9

Sensitivity analysis

Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount.

The estimated recoverable amount of the Group’s operations in Germany, Spain and Romania exceed their carrying values by €3.8 billion, €1.3 billion and €0.2 billion respectively. The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the six months ended 30 September 2017:

	Change required for carrying value to equal the recoverable amount
	Germany	Spain	Romania
	pps	pps	pps

Pre-tax risk adjusted discount rate	1.1	0.8	1.4
Long-term growth rate	(1.1)	(0.9)	(1.6)
Projected adjusted EBITDA[1]	(1.7)	(1.5)	(1.8)
Projected capital expenditure[2]	9.1	6.6	7.1

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

3                 Impairment review (continued)

The carrying values for Vodafone UK, Ireland, Portugal and Czech Republic include goodwill arising from their acquisition by the Group and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to impairment that would be material to the Group given their relative size or the composition of their carrying value. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an impairment loss being recognised in the six months ended 30 September 2017.

	Change required for carrying value to equal the recoverable amount
	UK	Ireland	Portugal	Czech Republic
	pps	pps	pps	pps
Pre-tax risk adjusted discount rate	0.5	0.5	1.2	2.2
Long-term growth rate	(0.5)	(0.6)	(1.2)	(2.4)
Projected adjusted EBITDA[1]	(0.7)	(0.8)	(1.7)	(2.9)
Projected capital expenditure[2]	3.0	3.3	7.5	13.2

Notes:

1.   Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years of the plans used for impairment testing.

2.   Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash generating units of the plans used for impairment testing.

4                 Taxation

	Six months ended 30 September
		Restated
	2017	2016
	€m	€m
United Kingdom corporation tax (expense)/income[1]:
Current year	(71)	—
Adjustments in respect of prior years	3	4

Overseas current tax (expense)/income:
Current year	(628)	(398)
Adjustments in respect of prior years	87	38
Total current tax expense	(609)	(356)

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(86)	(57)
Overseas deferred tax	116	(701)
Total deferred tax expense	30	(758)
Total income tax expense	(579)	(1,114)

Note:

1.   UK operating profits are largely offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.3 billion of spectrum payments to the UK government in 2000 and 2013.

Overseas deferred tax expense for the six months ended 30 September 2017 included the recognition of €159 million (2016: write off of €907million) in relation to losses in Luxembourg expected to be used within 60 years. The write off in the six months ended 30 September 2016 was due to lower interest rates increasing the length of time over which these losses would be utilised.

The six months ended 30 September 2016 also included an increase in the deferred tax assets in Luxembourg of €319 million resulting from the tax treatment of the revaluation of investments following completion and approval of the Luxembourg statutory accounts and tax returns. The Group expects to use its losses in Luxembourg over a period of 60 years and the losses in Germany over a period of between 9 and 11 years; the actual use of these losses, and the period over which they may be used, is dependent on many factors which may change. These factors include the level of profitability in both Luxembourg and Germany, changes in tax law and changes to the structure of the Group. Further details about the Group’s tax losses can be found in note 6 of the Group’s consolidated financial statements for the year ended 31 March 2017.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

5                 Discontinued operations and assets held for sale

On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular, which is listed on the Indian Stock Exchanges, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group. Consequently, Vodafone India is now accounted for as a discontinued operation, the results of which are detailed below.

Income statement and segment analysis of discontinued operations

	Six months ended 30 September
	2017	2016
	€m	€m
Revenue	2,604	3,003
Cost of sales	(1,721)	(2,395)
Gross profit	883	608
Selling and distribution expenses	(121)	(124)
Administrative expenses	(272)	(326)
Impairment losses	—	(6,375)
Operating profit/( loss)	490	(6,217)
Financing costs	(386)	(562)
Profit/(loss) before taxation	104	(6,779)
Income tax (charge)/credit	(54)	1,498
Profit/(loss) after tax of discontinued operations	50	(5,281)

Pre-tax loss on the re-measurement of disposal group[1]	(555)	—
Income tax credit	160	—
After tax loss on the re-measurement of disposal group	(395)	—

Loss for the period from discontinued operations	(345)	(5,281)

Loss per share from discontinued operations

	Six months ended 30 September
	2017		2016
	eurocents		eurocents
- Basic	(1.23	)c	(18.92	)c
- Diluted	(1.23	)c	(18.86	)c

Total comprehensive expense for the period from discontinued operations

	Six months ended 30 September
	2017	2016
	€m	€m
Attributable to owners of the parent	(345)	(5,281)

Note:

1.     Comprises a non-cash charge of €555 million (€395 million net of tax) to reduce the carrying value of Vodafone India to fair value less costs to sell. See note 3 “Impairment review” for further details.

Assets and liabilities held for sale

Assets and liabilities relating to our operations in India have been classed as held for sale on the Consolidated statement of financial position at 30 September 2017 and 31 March 2017. In addition, assets and liabilities held for sale at 30 September 2017 also include the assets and liabilities of our operations in Malta. The relevant assets and liabilities are detailed in the table below.

Assets held for sale

	30 September 2017	31 March 2017
	€m	€m
Non-current assets	13,148	14,572
Current assets	2,533	2,623
Total assets held for sale	15,681	17,195

Non-current liabilities	(7,585)	(8,862)
Current liabilities	(3,412)	(2,932)
Total liabilities held for sale	(10,997)	(11,794)

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

6                 Earnings per share

	Six months ended 30 September
	2017	2016
	Millions	Millions
Weighted average number of shares for basic earnings per share	28,067	27,912
Effect of dilutive potential shares: restricted shares and share options	74	82
Weighted average number of shares for diluted earnings per share	28,141	27,994

	Six months ended 30 September
		Restated
	2017	2016
Earnings per share attributable to owners of the parent during the period	€m	€m
Profit for earnings per share from continuing operations	1,476	152
Loss for earnings per share from discontinued operations	(345)	(5,281)
Profit/(loss) for basic and diluted earnings per share	1,131	(5,129)

	eurocents		eurocents
Basic earnings per share from continuing operations	5.26	c	0.54	c
Basic loss per share from discontinued operations	(1.23	)c	(18.92	)c
Basic earnings/(loss) per share	4.03	c	(18.38	)c

Diluted earnings per share from continuing operations	5.25	c	0.54	c
Diluted loss per share from discontinued operations	(1.23	)c	(18.86	)c
Diluted earnings/(loss) per share	4.02	c	(18.32	)c

7                 Equity dividends

	Six months ended 30 September
	2017	2016
	€m	€m

Declared during the financial period:
Final dividend for the year ended 31 March 2017: 10.03 eurocents per share (2016: 7.77 pence per share)	2,670	2,447

Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2018: 4.84 eurocents per share (2017: 4.74 eurocents per share)	1,291	1,262

8                 Acquisitions

The aggregate cash consideration in respect of purchases in subsidiaries, net of cash acquired, is as follows:

	Six months ended 30 September
	2017	2016
	€m	€m
Cash consideration paid:
Acquisitions during the year	6	9
Acquisitions completed in previous years	—	9
	6	18
Net cash acquired	—	—
	6	18

During the six month period ended 30 September 2017 the Group completed certain acquisitions for an aggregate net cash consideration of €6 million. The aggregate fair values of goodwill, identifiable assets, and liabilities of the acquired operations were €4 million, €5 million and €3 million respectively.

9                 Investment in associates and joint arrangements

	30 September	31 March
	2017	2017
	€m	€m
Investment in joint ventures	2,239	2,689
Investment in associates	372	449
	2,611	3,138

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

10          Reconciliation of net cash flow from operating activities

		Six months ended 30 September
			Restated
		2017	2016
	Note	€m	€m
Profit/(loss) for the financial period		1,235	(5,003)
Loss from discontinued operations		345	5,281
Profit for the financial period from continuing operations		1,580	278
Non-operating income and expense		1	—
Investment income		(333)	(552)
Financing costs		181	675
Income tax expense	4	579	1,114
Operating profit		2,008	1,515
Adjustments for:
Share based payments		65	50
Depreciation and amortisation		5,230	5,550
Loss on disposal of property, plant and equipment and intangible assets		14	5
Share of results of equity accounted associates and joint ventures		58	(73)
Other income and expense		44	56
(Increase)/decrease in inventory		(85)	9
Increase in trade and other receivables		(858)	(415)
Decrease in trade and other payables		(871)	(1,232)
Cash generated by operations		5,605	5,465
Net tax paid		(400)	(468)
Cash flow from discontinued operations		616	823
Net cash flow from operating activities		5,821	5,820

11          Related party transactions

The Group has a number of related parties including joint arrangements and associates, pension schemes, directors and Executive Committee members. Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
		Restated
	2017	2016
	€m	€m
Sales of goods and services to associates	14	17
Purchase of goods and services from associates	1	54
Sales of goods and services to joint arrangements	10	2
Purchase of goods and services from joint arrangements	102	48
Net interest income receivable from joint arrangements	60	39

	30 September	31 March
	2017	2017
	€m	€m
Trade balances owed:
by associates	5	—
to associates	2	1
by joint arrangements	129	158
to joint arrangements	34	15
Other balances owed by joint arrangements	1,369	1,209
Other balances owed to joint arrangements	138	127

In the six months ended 30 September 2017 the Group made contributions to defined benefit pension schemes of €32 million (six months ended 30 September 2016: €27 million).

In addition, €2.2 million of dividends were paid to Board members and executive committee members (six months ended 30 September 2016: €2.2 million). Dividends received from associates are disclosed in the consolidated statement of cash flows.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

12          Fair value of financial instruments

The table below sets out the valuation basis1 of the financial instruments held at fair value by the Group.

	Level 1[2]		Level 2[3]		Total
	30		30		30
	September	31 March	September	31 March	September	31 March
	2017	2017	2017	2017	2017	2017
	€m	€m	€m	€m	€m	€m
Financial assets:
Fair value through the income statement	—	—	4,536	4,323	4,536	4,323
Derivative financial instruments:
Interest rate swaps	—	—	2,380	2,460	2,380	2,460
Cross currency interest rate swaps	—	—	1,183	1,707	1,183	1,707
Options	—	—	134	12	134	12
Foreign exchange contracts	—	—	33	103	33	103
Interest rate futures	—	—	—	3	—	3
	—	—	8,266	8,608	8,266	8,608
Financial investments available for sale:
Listed equity securities[4]	3	3	—	—	3	3
Unlisted equity securities[4]	—	—	74	82	74	82
	3	3	74	82	77	85
	3	3	8,340	8,690	8,343	8,693
Financial liabilities:
Derivative financial instruments:
Interest rate swaps	—	—	644	614	644	614
Cross currency interest rate swaps	—	—	1,576	1,324	1,576	1,324
Options	—	—	25	63	25	63
Foreign exchange contracts	—	—	67	76	67	76
	—	—	2,312	2,077	2,312	2,077

Notes:

1.   There were no changes made during the year to valuation methods or the processes to determine classification and no transfers were made between the levels in the fair value hierarchy.

2.   Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.

3.   Level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data.

4.   Listed and unlisted securities are classified as held for sale financial assets and fair values are derived from observable quoted market prices or observable quoted market prices for similar items respectively.

The fair value and carrying value1 of the Group’s financial assets and financial liabilities held at amortised cost are set out in the table below:

	Fair value		Carrying value
	30 September	31 March	30 September	31 March
	2017	2017	2017	2017
	€m	€m	€m	€m
Cash and cash equivalents[2]	5,358	8,835	5,358	8,835
Cash and other investment held in restricted deposits	1,071	1,109	1,071	1,109
Other debt and bonds	4,415	4,062	4,415	4,062
	10,844	14,006	10,844	14,006
Short-term borrowings:
Bonds	(3,026)	(2,908)	(3,043)	(2,904)
Commercial paper	(3,859)	(3,648)	(3,859)	(3,648)
Bank loans and other short-term borrowings[3]	(5,062)	(5,532)	(5,059)	(5,499)
	(11,947)	(12,088)	(11,961)	(12,051)
Long-term borrowings:
Bonds	(29,720)	(30,635)	(30,015)	(31,477)
Bank loans and other long-term borrowings	(2,232)	(3,074)	(2,206)	(3,046)
	(31,952)	(33,709)	(32,221)	(34,523)
	(33,055)	(31,791)	(33,338)	(32,568)

Notes:

1. The Group’s trade and other receivables and trade and other payables are not shown in the table above. The carrying amounts of both categories approximate their fair values.

2. Cash and cash equivalents are held by the Group on a short term basis with all having a maturity of three months or less. The carrying value approximates their fair value.

3. Includes a liability for payment to holders of equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement of €1.9 billion (March 2017: €1.8 billion). The carrying value approximates the fair value.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

13          Commitments, contingent liabilities and legal proceedings

There have been no material changes to the Group’s commitments, contingent liabilities or legal proceedings during the period, except as disclosed below.

Indian tax cases

In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly holds interests in VIL. Following approximately five years of litigation in the Indian courts in which VIHBV sought to set aside the tax demand issued by the Indian tax authority, in January 2012 the Supreme Court of India handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court of India quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest.

On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and purporting to update the interest element of that demand to a total amount of INR142 billion, which amount includes principal and interest as calculated by the Indian tax authority but does not include penalties.

On 10 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. A trigger notice announces a party’s intention to submit a claim to arbitration and triggers a cooling off period during which both parties may seek to resolve the dispute amicably. Notwithstanding their attempts, the parties were unable to amicably resolve the dispute within the cooling off period stipulated in the Dutch BIT. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings.

In June 2016, the tribunal was fully constituted with Sir Franklin Berman KCMG QC appointed as presiding arbitrator. The Indian Government has raised objections to the application of the treaty to VIHBV’s claims and to the jurisdiction of the tribunal under the Dutch BIT. On 19 June 2017, the tribunal decided to try both these jurisdictional objections along with the merits of VIHBV’s claim in a trial now scheduled for February 2019.

Separately, on 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. On 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Arbitration on the Indian Government formally commencing the arbitration. The Indian Government has appointed a second arbitrator as required under the UK BIT under protest.

The Indian Government has indicated that it considers the arbitration under the UK BIT to be an abuse of process but this is strongly denied by Vodafone. On 22 August 2017, the Indian Government obtained an injunction from the Delhi High Court preventing Vodafone from progressing the UK BIT arbitration. Vodafone was not present when India obtained this injunction. On 26 October 2017, the Delhi High Court varied its order to permit Vodafone to participate in the formation of the UK BIT tribunal. A hearing is scheduled for 17 November 2017 in the Delhi High Court.

On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (which included interest accruing since the date of the original demand) along with a statement that enforcement action, including against VIHBV’s indirectly held assets in India would be taken if the demand was not satisfied. On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. This demand does not appear to have included any element for alleged accrued interest liability.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

13          Commitments, contingent liabilities and legal proceedings (continued)

Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Supreme Court of India. The hearing has since been periodically listed and then adjourned or not reached hearing. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or VIL is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT (subject to the Delhi High Court injunction). We have not recorded a provision in respect of the retrospective provisions of the Income Tax Act 1961 (as amended by the Finance Act 2012) and any tax demands based upon such provisions.

Other Indian tax cases

VIL and Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) are involved in a number of tax cases with total claims exceeding €2.4 billion plus interest, and penalties of up to 300% of the principal.

VISPL tax claims

VISPL has been assessed as owing tax of approximately €276 million (plus interest of €412 million) in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for VIL. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL lodged an appeal (and stay application) in the Bombay High Court which was concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has appealed to the Supreme Court of India. A hearing has been adjourned with no specified date.

Indian regulatory cases

Adjusted Gross Revenue (‘AGR’) dispute before the Supreme Court of India: VIL and others v Union of India

VIL has challenged the tribunal’s judgement dated 23 April 2015 to the extent that it dealt with the calculation of AGR, upon which licence fees and spectrum usage charges are based. The cumulative impact of the inclusion of these components is approximately €1.2 billion. The DoT also moved cross appeals challenging the tribunal’s judgement. In the hearing before the Supreme Court of India, the Court orally directed the DoT (Department of Telecommunications) not to take any coercive steps in the matter, which was adjourned. On 29 February 2016, the Supreme Court of India ordered that the DoT may continue to raise demands for fees and charges, but may not enforce them until a final decision on the matter.

Other cases in the Group

Germany: Mannesmann and Kabel Deutschland takeover — class actions

The German courts are determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Mannesmann. This matter has been ongoing since 2001. The German courts are also determining whether “squeeze out” compensation is payable to affected Mannesmann shareholders in a similar proceeding. In September 2014, the German courts awarded compensation to minority shareholders of Mannesmann in the amount of €229.58 per share, which would result in a pay-out of €19 million (plus €13 million of accrued interest). The German courts also ruled that the “squeeze out” compensation should amount to €251.31 per share, which would result in a pay-out of €43.8 million (plus interest of €23 million of accrued interest). Vodafone has appealed these decisions. Similar proceedings were initiated by 80 Kabel Deutschland shareholders. These proceeding are in their early stages, and, accordingly, Vodafone believes that it is too early to assess the likely quantum of any claim.

In a hearing on 6 October 2016, the Court examined the Kabel Deutschland business plan which formed the main basis for the calculation of the offer per share. The next hearings are scheduled for 15 and 16 November 2017.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

13          Commitments, contingent liabilities and legal proceedings (continued)

Spain: Patent litigation

Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT seeking over €500 million from Vodafone Group Plc as well as an injunction against using the technology in question. Vodafone’s initial challenge of the appropriateness of Spain as a venue for this dispute was denied. Vodafone Group Plc appealed the denial and was partially successful. In a decision dated 30 October 2017, the court ruled that while it did have jurisdiction to hear the infringement case relating to the Spanish patent, it was not competent to hear TOT’s contractual and competition law claims. This decision is subject to appeal. TOT’s application for an injunction was unsuccessful and TOT is appealing. A trial date has now been set to commence on 10 September 2018.

Italy: British Telecom (Italy) v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) seeks damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplementary report published in September 2014 to a range of €8 million to €11 million. Judgement was handed down by the court in August 2015, awarding €12 million (including interest) to British Telecom (Italy).

British Telecom (Italy) has appealed the amount of the damages to the Court of Appeal of Milan. In addition, British Telecom (Italy) has asked again for a reference to the European Court of Justice for an interpretation of the European community law on antitrust damages. Vodafone Italy also filed an appeal which was heard on 13 September 2017 and a decision is awaited.

South Africa: GH Investments (‘GHI’) v Vodacom Congo

Vodacom Congo contracted with GHI to install ultra-low cost base stations on a revenue share basis. After rolling out three sites, GHI stopped and sought to renegotiate the terms. Vodacom Congo refused. GHI accused it of bad faith and infringement of intellectual property rights. In April 2015, GHI issued a formal notice for a claim of US$1.16 billion, although there does not seem to be a proper basis nor any substantiation for the compensation claimed. The dispute was submitted to mediation under the International Chamber of Commerce. A mediator was appointed in September 2015 who convened a first meeting which took place in early November 2015. A follow-up mediation meeting was scheduled for December 2015 but was postponed without a new date having been fixed. In July 2016, Vodacom filed a request for arbitration with the International Chamber of Commerce’s International Court of Arbitration. In their response GHI revised their claim down to €237 million. Each party has appointed an arbitrator and the arbitrators have appointed a third arbitrator to act as chairman of the tribunal. A trial is scheduled for March 2018. GHI has failed to pay its share of the arbitration fees and has written to the ICC demanding that Vodacom Congo carry all the costs of the arbitration proceedings.

14          Other matters

Vodacom and Safaricom

On 15 May 2017, the Group announced that its wholly-owned subsidiary, Vodafone International Holdings B.V. (‘VIHBV’), had agreed to transfer part of its indirect shareholding in Safaricom Limited (‘Safaricom’) to Vodacom Group Limited (‘Vodacom’), its sub-Saharan African subsidiary. On 18 July 2017, Vodacom shareholders voted in favour of the transaction. The transaction completed on 7 August 2017, with the Group being issued with 233.5 million new shares in Vodacom, increasing Vodafone Group’s shareholding in Vodacom from 65.0% to 69.7%. Vodafone retains an indirect stake of 5% in Safaricom.

On 5 September 2017, the Group announced that VIHBV intended to sell approximately 90 million ordinary shares in Vodacom (the ‘Placing Shares’) to institutional investors by way of an accelerated bookbuild process (the ‘Placing’). The Placing Shares represented 5.2% of Vodacom’s ordinary share capital. The objective of the Placing was to ensure that Vodacom meets the free float requirement and to restore Vodafone’s shareholding in Vodacom to a percentage that is broadly similar to that which it held prior to implementation of the Safaricom Transaction.

It was further announced on 6 September 2017 that VIHBV had sold an aggregate of 90 million ordinary shares in Vodacom raising gross proceeds of approximately €955 million. Following the completion of the Placing, Vodafone Group indirectly owns 64.5% of Vodacom’s ordinary share capital. Vodafone remains committed to Vodacom and intends to retain a controlling majority shareholding in Vodacom for the long-term.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2017

14          Other matters (continued)

Vodafone Malta

On 24 May 2017 Vodafone announced an agreement to combine Melita Ltd (‘Melita’) and Vodafone Malta Ltd (‘Vodafone Malta’) to create a new fully integrated communications company in Malta (together, the ‘Combined Company’).

At completion, the current shareholders of Melita will own 51% of the Combined Company and Vodafone Europe B.V. (“VEBV”), the current shareholder of Vodafone Malta, will own the remaining 49% (excluding the dilutive effect of management incentivisation plans for the Combined Company). In addition, on completion, Vodafone will receive an estimated cash payment of €120 million which will be used for general corporate purposes. Melita’s shareholders will receive an estimated cash payment of €33 million.

The transaction is conditional on approval from the Malta Competition and Consumer Affairs Authority and a decision is expected before the end of the 2017 calendar year.

Mandatory Convertible Bonds (‘MCB’)

In order to satisfy the first tranche of the MCB, 729.1 million shares were reissued from treasury shares on 25 August 2017 at a conversion price of £1.9751. This reflected the conversion price at issue (£2.1730) adjusted for the pound sterling equivalent of aggregate dividends paid in August 2016, February 2017, and August 2017.

On 25 August 2017, Vodafone announced the commencement of a new irrevocable and non-discretionary share buy-back programme (the ‘Programme’). The sole purpose of the Programme is to reduce the issued share capital of Vodafone and thereby avoid any change in Vodafone’s issued share capital as a result of the maturing of the first tranche of the MCB.

As announced on 19 February 2016, when the MCB was issued, the Group also entered into an accompanying option structure. This option structure ensured that the total cash outflow to execute the Programme will be broadly equivalent to the £1.44 billion raised on issuing the MCB, regardless of any differential between the conversion price and the ordinary share price during the execution of the Programme. Therefore, the maximum pecuniary amount allocated to the Programme is £1.5 billion (taking into account money received or paid under this accompanying option structure).

The Programme is financed out of the proceeds from Vodafone’s Verizon loan notes, which Vodafone received in two tranches as partial consideration for the sale of its 45% stake in Verizon Wireless in 2014. Vodafone received US$2.5 billion in cash in December 2016 following the redemption of the first tranche of these loan notes.

Vodacom Tanzania

On 8 August 2017, Vodacom Tanzania Public Limited Company (“Vodacom Tanzania”), a subsidiary of Vodacom Group, completed an initial public offering to list 560 million shares (equating to 25% of the post offering issued share capital) at a fixed price of 850 Tanzanian Shillings (TZS) to raise TZS 476 billion (US$213 million) (€178 million).

15          Subsequent events

Vodafone India

On 13 November 2017, the Group announced that Vodafone India and Idea Cellular Limited (“Idea”) have separately agreed to sell their respective standalone tower businesses in India to ATC Telecom Infrastructure Private Limited for an aggregate enterprise value of INR78.5 billion (US$1.2 billion, €1.0 billion)

In the event that the completion of the sale of the standalone tower businesses precedes the completion of the proposed merger of Vodafone India and Idea, Vodafone India will receive INR38.5 billion (US$592 million, €505 million) and Idea will receive INR40.0 billion (US$615 million, €525 million). The receipt of these proceeds prior to completion was anticipated and provided for in the merger agreement and hence would not affect the agreed terms of the Vodafone India and Idea merger, including the amount of debt which Vodafone will contribute to the combined company at completion.

Completion of the transaction is subject to customary closing conditions and receipt of necessary regulatory approvals, and is expected to take place during the first half of calendar year 2018.

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported operating results, non-GAAP performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Further information on the use of non-GAAP performance measures is outlined on pages 205 to 213 of the Group’s annual report for the financial year ended 31 March 2017.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•        it is used for internal performance reporting;

•        it is used in setting director and management remuneration; and

•        it is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, are provided in the section “Financial results” beginning on page 8.

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted EBIT, adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 2 “Segmental analysis” to the unaudited condensed consolidated financial statements.

Group adjusted EBIT, adjusted operating profit and adjusted earnings per share

Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects.

We believe that it is both useful and necessary to report these measures for the following reasons:

•        These measures are used for internal performance reporting;

•        These measures are used in setting director and management remuneration; and

•        They are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliations of adjusted EBIT, adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, respectively, are provided in the “Financial results” section beginning on page 8.

USE OF NON-GAAP FINANCIAL INFORMATION

Cash flow measures and capital additions

In presenting and discussing our reported results, free cash flow (pre-spectrum), free cash flow, capital additions and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•        Free cash flow (pre-spectrum) and free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow (pre-spectrum) and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•        Free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•        These measures are used by management for planning, reporting and incentive purposes; and

•        These measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow, free cash flow (pre-spectrum) and free cash flow, is provided below.

		Restated
	2017	2016
	€m	€m
Net cash flow from operating activities	5,821	5,820
Net tax paid	400	468
Cash flow from discontinued operations	(616)	(823)
Cash generated by operations (refer to note 10)	5,605	5,465
Capital additions	(3,263)	(3,526)
Working capital movement in respect of capital additions	(576)	(1,392)
Disposal of property, plant and equipment	9	7
Restructuring payments	127	142
Operating free cash flow	1,902	696
Taxation	(400)	(468)
Dividends received from associates and investments	284	129
Dividends paid to non-controlling shareholders in subsidiaries	(154)	(274)
Interest received and paid	(343)	(231)
Free cash flow (pre-spectrum)	1,289	(148)
Licence and spectrum payments	(747)	(138)
Restructuring payments	(127)	(142)
Free cash flow	415	(428)

Other

A summary of certain other non-GAAP performance measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP performance measure	Closest equivalent GAAP measure	Location in this results announcement of reconciliation and further information
Adjusted profit attributable to owners of the parent	Profit attributable to owners of the parent	Earnings per share on page 18

Certain of the statements within the section titled “Chief Executive’s Statement” on pages 3 to 6 contain forward-looking non-GAAP performance measures for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Guidance” on page 7 contain forward-looking non-GAAP performance measures which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

USE OF NON-GAAP FINANCIAL INFORMATION

Organic growth and change at constant exchange rates

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. Whilst organic growth is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons:

•        it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•        it is used for internal performance analysis; and

•        it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

The Group’s organic growth rates for all periods exclude the results of Vodafone India (excluding its 42% stake in Indus Towers), which are now reported in discontinued operations, and exclude the results of Vodafone Netherlands following the disposal of its consumer fixed business and subsequent merger into VodafoneZiggo, as well as the results of VodafoneZiggo after the merger. In addition, operating segment organic service revenue growth rates for the quarter ended 30 June 2017 and the quarter and half year ended 30 September 2017 have been amended to exclude the adverse impact of changes to intercompany interconnect rates.

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown where used or in the tables below.

		Restated		Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Six months ended 30 September 2017
Revenue
Germany	5,277	5,265	0.2	0.1	—	0.3
Italy	3,107	3,006	3.4	0.2	—	3.6
UK	3,515	3,575	(1.7)	1.5	7.3	7.1
Spain	2,512	2,496	0.6	0.4	—	1.0
Other Europe	2,452	3,304	(25.8)	28.2	(0.3)	2.1
Eliminations	(88)	(103)
Europe	16,775	17,543	(4.4)	5.6	1.3	2.5
Vodacom	2,799	2,464	13.6	—	(6.8)	6.8
Other AMAP	2,900	3,422	(15.3)	—	22.6	7.3
AMAP	5,699	5,886	(3.2)	—	10.3	7.1
Other	675	664
Eliminations	(74)	(42)
Total	23,075	24,051	(4.1)	3.8	3.4	3.1
India	2,610	3,015	(13.4)	—	(2.4)	(15.8)

USE OF NON-GAAP FINANCIAL INFORMATION

		Restated		Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Six months ended 30 September 2017
Adjusted EBITDA
Germany	1,929	1,788	7.9	(0.2)	—	7.7
Italy	1,200	1,104	8.7	0.1	—	8.8
UK	930	674	38.0	(1.6)	10.2	46.6
Spain	751	692	8.5	1.0	0.1	9.6
Other Europe	773	1,040	(25.7)	32.6	(0.4)	6.5
Europe	5,583	5,298	5.4	6.8	0.8	13.0
Vodacom	1,063	952	11.7	—	(7.3)	4.4
Other AMAP	790	940	(16.0)	0.1	30.4	14.5

Turkey	327	335	(2.4)	0.3	22.5	20.4
Egypt	214	356	(39.9)	—	62.9	23.0

AMAP	1,853	1,892	(2.1)	—	10.6	8.5
Other	(51)	(100)
Total	7,385	7,090	4.2	5.1	3.7	13.0
India	557	892	(37.6)	—	(1.6)	(39.2)

Group - Adjusted EBITDA excluding the impact of roaming, UK handset financing and regulatory settlements	7,385	7,090	4.2	1.4	3.7	9.3
Europe - Adjusted EBITDA excluding the impact of roaming, UK handset financing and regulatory settlements	5,583	5,298	5.4	2.0	0.8	8.2
UK- Adjusted EBITDA excluding the impact of handset financing, regulatory settlements and the reallocation of central costs	930	674	38.0	(50.1)	10.2	(1.9)

Percentage point change in adjusted EBITDA margin
Europe	33.3%	30.2%	3.1	0.2	(0.2)	3.1
AMAP	32.5%	32.1%	0.4	—	—	0.4

Turkey	22.8%	20.8%	2.0	0.0	0.1	2.1
Egypt	45.1%	44.7%	0.4	0.0	(0.1)	0.3

Group	32.0%	29.5%	2.5	0.2	0.1	2.8

Group adjusted EBITDA margin excluding the impact of roaming, UK handset financing and regulatory settlements	32.0%	29.5%	2.5	(0.7)	0.1	1.9
Adjusted EBIT
Total	2,457	2,050	19.9	27.0	5.0	51.9
Adjusted operating profit
Total	2,628	2,123	23.8	25.7	5.2	54.7

USE OF NON-GAAP FINANCIAL INFORMATION

		Restated		Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Six months ended 30 September 2017
Service revenue
Germany	5,062	5,009	1.1	0.1	(0.1)	1.1

Mobile service revenue	3,046	3,055	(0.3)	0.1	—	(0.2)
Fixed service revenue	2,016	1,954	3.2	—	—	3.2

Italy	2,673	2,619	2.1	0.2	—	2.3

Mobile service revenue	2,188	2,191	(0.1)	0.2	—	0.1
Fixed service revenue	485	428	13.3	—	0.1	13.4

UK	3,074	3,401	(9.6)	0.1	6.7	(2.8)

Mobile service revenue	2,377	2,634	(9.8)	0.1	6.7	(3.0)
Fixed service revenue	697	767	(9.1)	—	6.8	(2.3)

Spain	2,326	2,273	2.3	0.5	—	2.8
Other Europe	2,324	3,117	(25.4)	28.4	(0.3)	2.7

Of which: Ireland	469	484	(3.1)	0.3	0.1	(2.7)
Of which: Portugal	482	458	5.2	0.5	—	5.7
Of which: Greece	419	405	3.5	0.6	(0.2)	3.9

Eliminations	(86)	(100)
Europe	15,373	16,319	(5.8)	5.3	1.3	0.8

Mobile service revenue	11,046	12,052	(8.3)	6.4	1.3	(0.6)
Fixed service revenue	4,327	4,267	1.4	1.8	1.3	4.5

Vodacom	2,310	2,084	10.8	—	(6.3)	4.5

Of which: South Africa	1,778	1,563	13.8	—	(9.0)	4.8
Of which: International operations	516	493	4.7	—	1.3	6.0

Other AMAP	2,493	2,907	(14.2)	0.1	23.6	9.5

Of which: Turkey	1,121	1,203	(6.8)	—	21.1	14.3
Of which: Egypt	460	766	(39.9)	—	62.7	22.8
Of which: New Zealand	570	567	0.5	—	(0.2)	0.3

Eliminations	—	—
AMAP	4,803	4,991	(3.8)	—	10.8	7.0
Other	490	542
Eliminations	(74)	(41)
Total service revenue	20,592	21,811	(5.6)	4.0	3.3	1.7
Other revenue	2,483	2,240
Revenue	23,075	24,051	(4.1)	3.8	3.4	3.1

Other growth metrics
Group - Enterprise service revenue	5,965	6,426	(7.2)	5.8	2.4	1.0
Group - Enterprise service revenue excluding the impact of regulation	5,965	6,426	(7.2)	7.3	2.4	2.5
Europe - Enterprise service revenue	4,701	5,171	(9.1)	7.1	1.8	(0.2)
AMAP - Enterprise service revenue	1,031	1,024	0.7	—	6.1	6.8
Group - IoT revenue	367	352	4.3	7.2	1.2	12.7
Europe - Service revenue excluding the impact of regulation and MTR cuts	15,373	16,319	(5.8)	6.4	1.3	1.9
Germany - Service revenue excluding the impact of regulation	5,062	5,009	1.1	1.5	(0.1)	2.5
Germany - Mobile service revenue excluding the impact of regulation	3,046	3,055	(0.3)	2.2	—	1.9
UK - Mobile service revenue the impact of regulation and handset financing	2,377	2,634	(9.8)	3.4	6.7	0.3
Ireland - Service revenue excluding the impact of regulation	469	484	(3.1)	5.0	0.1	2.0
South Africa - Data revenue	757	605	25.1	—	(10.1)	15.0
South Africa - Voice revenue	737	712	3.5	—	(8.3)	(4.8)
India - Revenue	2,610	3,015	(13.4)	—	(2.4)	(15.8)
India - Service revenue	2,601	3,005	(13.4)	—	(2.4)	(15.8)

USE OF NON-GAAP FINANCIAL INFORMATION

		Restated		Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 30 September
Service revenue
Germany	2,569	2,530	1.5	0.1	—	1.6

Mobile service revenue	1,554	1,545	0.6	0.1	—	0.7
Fixed service revenue	1,015	985	3.0	—	—	3.0
Italy	1,354	1,338	1.2	0.3	—	1.5

Mobile service revenue	1,109	1,120	(1.0)	0.3	—	(0.7)
Fixed service revenue	245	218	12.4	—	(0.1)	12.3
UK	1,510	1,643	(8.1)	0.1	5.0	(3.0)

Mobile service revenue	1,170	1,281	(8.7)	0.1	4.9	(3.7)
Fixed service revenue	340	362	(6.1)	—	5.5	(0.6)
Spain	1,183	1,145	3.3	0.6	—	3.9
Other Europe	1,189	1,589	(25.2)	28.2	(0.2)	2.8

Of which: Ireland	234	242	(3.3)	0.4	0.1	(2.8)
Of which: Portugal	250	237	5.5	0.7	(0.1)	6.1
Of which: Greece	219	211	3.8	0.9	(0.1)	4.6
Eliminations	(56)	(55)
Europe	7,749	8,190	(5.4)	5.3	0.9	0.8
Vodacom	1,133	1,092	3.8	—	(0.4)	3.4

Of which: South Africa	875	829	5.5	—	(1.6)	3.9
Of which: International operations	253	250	1.2	—	2.9	4.1
Other AMAP	1,240	1,501	(17.4)	—	26.3	8.9

Of which: Turkey	567	618	(8.3)	—	23.0	14.7
Of which: Egypt	232	404	(42.6)	—	63.6	21.0
Of which: New Zealand	284	293	(3.1)	—	4.0	0.9
Eliminations	—	—
AMAP	2,373	2,593	(8.5)	—	14.7	6.2
Other	243	280
Eliminations	(55)	(26)
Total service revenue	10,310	11,037	(6.6)	4.0	3.9	1.3
Other revenue	1,291	1,149
Revenue	11,601	12,186	(4.8)	3.5	4.0	2.7

Other growth metrics
Group - Enterprise service revenue	2,961	3,214	(7.9)	5.8	2.6	0.5
Group - Enterprise service revenue excluding the impact of regulation	2,961	3,214	(7.9)	7.8	2.6	2.5
Europe - Service revenue excluding the impact of regulation	7,749	8,190	(5.4)	6.6	0.9	2.1
Germany - Service revenue excluding the impact of regulation	2,569	2,530	1.5	1.5	—	3.0
Germany - Mobile service revenue excluding the impact of regulation	1,554	1,545	0.6	2.2	—	2.8
UK - Service revenue excluding the impact of regulation and handset financing	1,510	1,643	(8.1)	3.7	5.0	0.6
UK - Mobile service revenue excluding the impact of regulation and handset financing	1,170	1,281	(8.7)	4.8	4.9	1.0
India - Revenue	1,223	1,496	(18.2)	—	0.8	(17.4)
India - Service revenue	1,216	1,495	(18.7)	—	0.9	(17.8)

USE OF NON-GAAP FINANCIAL INFORMATION

		Restated		Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 30 June 2017
Service revenue
Germany	2,493	2,479	0.6	—	—	0.6

Mobile service revenue	1,492	1,510	(1.2)	0.1	—	(1.1)
Fixed service revenue	1,001	969	3.3	—	0.1	3.4
Italy	1,319	1,281	3.0	0.2	—	3.2

Mobile service revenue	1,079	1,071	0.7	0.1	0.1	0.9
Fixed service revenue	240	210	14.3	—	0.1	14.4
UK	1,564	1,758	(11.0)	0.1	8.2	(2.7)

Mobile service revenue	1,207	1,353	(10.8)	0.1	8.4	(2.3)
Fixed service revenue	357	405	(11.9)	—	8.0	(3.9)
Spain	1,143	1,128	1.3	0.3	—	1.6
Other Europe	1,135	1,528	(25.7)	28.7	(0.3)	2.7

Of which: Ireland	235	242	(2.9)	0.2	0.2	(2.5)
Of which: Portugal	232	221	5.0	0.3	0.1	5.4
Of which: Greece	200	194	3.1	0.3	(0.1)	3.3
Eliminations	(30)	(45)
Europe	7,624	8,129	(6.2)	5.3	1.7	0.8
Vodacom	1,177	992	18.6	—	(13.0)	5.6

Of which: South Africa	903	734	23.0	—	(17.4)	5.6
Of which: International operations	263	243	8.2	—	(0.3)	7.9
Other AMAP	1,253	1,406	(10.9)	—	20.9	10.0

Of which: Turkey	554	585	(5.3)	—	19.2	13.9
Of which: Egypt	228	362	(37.0)	—	61.6	24.6
Of which: New Zealand	286	274	4.4	—	(4.7)	(0.3)
Eliminations	—	—
AMAP	2,430	2,398	1.3	0.1	6.5	7.9
Other	247	262
Eliminations	(19)	(15)
Total service revenue	10,282	10,774	(4.6)	4.1	2.7	2.2
Other revenue	1,192	1,091
Revenue	11,474	11,865	(3.3)	4.2	2.6	3.5

Other growth metrics
Group - Enterprise service revenue	3,004	3,212	(6.5)	5.9	2.1	1.5
Group - Enterprise service revenue excluding the impact of regulation	3,004	3,212	(6.5)	6.9	2.1	2.5
Europe - Service revenue excluding the impact of regulation	7,624	8,129	(6.2)	6.2	1.7	1.7
Germany - Service revenue excluding the impact of regulation	2,493	2,479	0.6	1.4	—	2.0
Germany - Mobile service revenue excluding the impact of regulation	1,492	1,510	(1.2)	2.2	—	1.0
UK - Service revenue excluding the impact of regulation and handset financing	1,564	1,758	(11.0)	1.6	8.2	(1.2)
UK - Mobile service revenue excluding the impact of regulation and handset financing	1,207	1,353	(10.8)	2.0	8.4	(0.4)
Spain - Service revenue excluding the impact of handset financing	1,143	1,128	1.3	1.7	—	3.0
India - Revenue	1,387	1,519	(8.7)	—	(5.6)	(14.3)
India - Service revenue	1,385	1,510	(8.3)	0.1	(5.7)	(13.9)

ADDITIONAL INFORMATION

Regional results for the six months ended 30 September1

	Revenue		Adjusted EBITDA		Capital additions		Operating free cash flow
	2017	2016	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m	€m	€m
Europe
Germany	5,277	5,265	1,929	1,788	768	880	799	445
Italy	3,107	3,006	1,200	1,104	315	307	833	385
UK	3,515	3,575	930	674	366	438	134	(73)
Spain	2,512	2,496	751	692	427	322	310	14
Other Europe
Netherlands[2]	—	909	—	316	—	121	—	47
Portugal	513	494	188	172	81	113	100	6
Greece	440	432	145	130	62	59	7	24
Other	1,506	1,477	440	422	150	227	161	53
Eliminations	(7)	(8)	—	—	—	—	—	—
Other Europe	2,452	3,304	773	1,040	293	520	268	130
Eliminations	(88)	(103)	—	—	—	—	—	—
Europe	16,775	17,543	5,583	5,298	2,169	2,467	2,344	901

AMAP
Vodacom	2,799	2,464	1,063	952	356	350	439	478
Other AMAP
Turkey	1,437	1,611	327	335	154	184	(362)	(438)
Egypt	475	796	214	356	98	104	146	223
Other	989	1,016	249	249	115	114	121	99
Eliminations	(1)	(1)	—	—	—	—	—	—
Other AMAP	2,900	3,422	790	940	367	402	(95)	(116)
Eliminations	—	—	—	—	—	—	—	—
AMAP	5,699	5,886	1,853	1,892	723	752	344	362

Other	675	664	(51)	(100)	371	307	(786)	(567)
Eliminations	(74)	(42)	—	—	—	—	—	—
Group	23,075	24,051	7,385	7,090	3,263	3,526	1,902	696

India	2,610	3,015	557	892	394	447	214	438

Notes:

1.   The results for the half year ended 30 September 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations for Group reporting purposes following the agreement to combine with Idea Cellular.

2.   Vodafone Netherlands results up to 31 December 2016, after which it was merged with Ziggo to form VodafoneZiggo, a 50:50 joint venture, the results of which are included in Other Europe.

ADDITIONAL INFORMATION

Service revenue — quarter ended 30 September1

Group and Regions

	Group		Europe		AMAP
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m

Mobile customer revenue	6,709	7,307	4,847	5,264	1,851	2,043
Mobile incoming revenue	511	611	344	395	169	215
Other service revenue	582	603	392	406	112	95
Mobile service revenue	7,802	8,521	5,583	6,065	2,132	2,353
Fixed service revenue	2,508	2,516	2,166	2,125	241	240
Service revenue	10,310	11,037	7,749	8,190	2,373	2,593
Other revenue	1,291	1,149	727	638	445	445
Revenue	11,601	12,186	8,476	8,828	2,818	3,038

			Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(4.8)	2.7	(4.0)	2.4	(7.2)	7.0
Service revenue	(6.6)	1.3	(5.4)	0.8	(8.5)	6.2

Operating Companies
	Germany		Italy		UK
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m

Mobile customer revenue	1,361	1,338	952	955	1,016	1,117
Mobile incoming revenue	53	71	84	89	75	83
Other service revenue	140	136	73	76	79	81
Mobile service revenue	1,554	1,545	1,109	1,120	1,170	1,281
Fixed service revenue	1,015	985	245	218	340	362
Service revenue	2,569	2,530	1,354	1,338	1,510	1,643
Other revenue	114	150	207	195	246	90
Revenue	2,683	2,680	1,561	1,533	1,756	1,733

			Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	0.1	0.2	1.8	2.1	1.3	8.4
Service revenue	1.5	1.6	1.2	1.5	(8.1)	(3.0)

					Discontinued operations:
	Spain		Vodacom		India
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m

Mobile customer revenue	694	691	978	948	879	1,208
Mobile incoming revenue	41	37	40	53	216	164
Other service revenue	63	63	62	52	39	53
Mobile service revenue	798	791	1,080	1,053	1,134	1,425
Fixed service revenue	385	354	53	39	82	70
Service revenue	1,183	1,145	1,133	1,092	1,216	1,495
Other revenue	93	106	242	197	7	1
Revenue	1,276	1,251	1,375	1,289	1,223	1,496

			Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	2.0	2.5	6.7	6.2	(18.2)	(17.4)
Service revenue	3.3	3.9	3.8	3.4	(18.7)	(17.8)

Notes:

*         All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measures. See “Use of non-GAAP financial information” on page 47 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.   The results for the half year ended 30 September 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations for Group reporting purposes following the agreement to combine with Idea Cellular.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Reported		Discontinued operations	Adjustments[1]	Adjusted
Six months ended 30 September 2017	€m		€m	€m	€m

Operating profit	2,008		—	77	2,085
Amortisation of acquired customer base and brand intangible assets	—		—	543	543
Non-operating income and expense	(1)		—	1	—
Net financing costs	152		—	(407)	(255)
Profit before taxation	2,159		—	214	2,373
Income tax expense	(579)		—	90	(489)
Profit for the financial period continuing operations	1,580		—	304	1,884
Loss for the financial period from discontinued operations	(345)		345	—	—
Profit for the financial period	1,235		345	304	1,884

Attributable to:
– Owners of the parent	1,131		345	297	1,773
– Non-controlling interests	104		—	7	111

Basic earnings per share	4.03	c			6.32	c

Note:

1.             See page 18 for further details.

	Reported		Discontinued operations	Adjustments[2]	Adjusted
Six months ended 30 September 2016 restated[1]	€m		€m	€m	€m

Operating profit	1,515		—	93	1,608
Amortisation of acquired customer base and brand intangible assets	—		—	515	515
Non-operating income and expense	—		—	—	—
Net financing costs	(123)		—	(328)	(451)
Profit before taxation	1,392		—	280	1,672
Income tax expense	(1,114)		—	714	(400)
Profit for the financial period continuing operations	278		—	994	1,272
Loss for the financial period from discontinued operations	(5,281)		5,281	—	—
Loss/(profit) for the financial period	(5,003)		5,281	994	1,272

Attributable to:
– Owners of the parent	(5,129)		5,281	986	1,138
– Non-controlling interests	126		—	8	134

Basic (loss)/earnings per share	(18.38	)c			4.08	c

Notes:

1.             The results for the half year ended 30 September 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations for Group reporting purposes following the agreement to combine with Idea Cellular.

2.             See page 18 for further details.

OTHER INFORMATION

Definition of terms

Term	Definition
Adjusted EBIT

Operating profit excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBIT may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted EBITDA

Operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit	Group adjusted operating profit excludes impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets and other income and expense.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Customer costs	Includes acquisition costs, retention costs and expenses related to ongoing commissions.
Depreciation and other amortisation

The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Enterprise	The Group’s customer segment for businesses.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
Free cash flow (pre-spectrum)

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring and licence and spectrum payments.

Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, restructuring payments and licence and spectrum payments. Free cash flow has been redefined during the period to include restructuring and licence and spectrum payments to ensure greater comparability with similarly titled measures and disclosures by other companies.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues, previously disclosed separately, are now combined to simplify the presentation of the Group’s results.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Net debt	Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating expenses	Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Operating free cash flow

Cash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs.

Organic growth

A non-GAAP performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Use of non-GAAP financial information” on page 47 for further details.

Other revenue	Other revenue includes revenue from connection fees and equipment sales.

OTHER INFORMATION

Definition of terms (continued)

Term	Definition
Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
RGUs	Revenue Generating Units describes number of fixed line services taken by subscribers.
Roaming	Impact of European roaming, defined as the increase in visitor revenues less the increase in roaming costs and the decline in out-of-bundle roaming revenues.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Use of non-GAAP financial information” on page 47 for further details.

VGE	Vodafone Global Enterprise (VGE), which serves the Group’s biggest multi-national customers.

For definitions of other terms please refer to pages 218 to 220 of the Group’s annual report for the financial year ended 31 March 2017.

Notes:

1.       References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone One and M-Pesa, are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.       All growth rates reflect a comparison to the six months ended 30 September 2016 unless otherwise stated.

3.       References to “Q1” and “Q2” are to the quarters ended 30 June 2017 and 30 September 2017, respectively, unless otherwise stated. References to “half year”, “first half” or “H1” are to the six months ended 30 September 2017 unless otherwise stated. References to the “year”, “financial year” or “2018 financial year” are to the financial year ending 31 March 2018 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2017 unless otherwise stated.

4.       All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

5.       Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

6.       The financial results for India have been derived from our consolidated financial results and this may differ from Vodafone India’s financial statements prepared under Indian GAAP, Indian Accounting Standards or IFRS.

7.       Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spread sheet available at vodafone.com/investor.

8.       This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations, including the Group Chief Executive’s statement and financial review of the half year on pages 3 to 6 of this report and the guidance for adjusted EBITDA and free cash flow for the 2018 financial year (and the related underlying assumptions) on page 7; expectations for the Group’s future performance generally, including growth and capital expenditure; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, spectrum auctions and awards, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including the rollout of TV in the United Kingdom; expectations regarding free cash flow, foreign exchange rate movements and tax rates; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; expectations regarding MTR rates in the jurisdictions in which Vodafone operates; expectations regarding Vodafone India, the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential legislative and regulatory changes, including approvals, reviews and consultations.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” ,”prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: general economic and political conditions of the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to expand its spectrum position, win 3G and 4G allocations and realise expected synergies and benefits associated with 3G and 4G; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2017. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to the forward looking statement, and accordingly PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance on such information or its achievability.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2017

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 17, 2017	By:	/s/ R MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary